Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-182204

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2014

PRELIMINARY PROSPECTUS SUPPLEMENT (To Prospectus dated June 19, 2012)

BRITISH TELECOMMUNICATIONS PUBLIC LIMITED COMPANY

(incorporated with limited liability in England and Wales under the Companies Acts 1948 to 1981) (Registered Number: 1800000)

$                     % SENIOR NOTES DUE 2017

$                     % SENIOR NOTES DUE 2019

The $             senior notes due 2017 (the “2017 notes”) will bear interest at             % per year. Interest on the 2017 notes will be payable semi-annually in arrears on                     and                     of each year, commencing on                     , 2014. The 2017 notes will mature at 100% of their principal amount on             , 2017.

The $             senior notes due 2019 (the “2019 notes” and, together with the 2017 notes, the “notes”) will bear interest at             % per year. Interest on the notes will be payable semi-annually in arrears on                      and                      of each year, commencing on                     , 2014. The 2019 notes will mature at 100% of their principal amount on             , 2019.

The notes will be senior and unsecured obligations and will rank equally with all of our present and future unsecured and unsubordinated indebtedness. The notes will be issued in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

We may redeem the notes, in whole or in part at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semi-annual basis at (x) the Treasury Rate plus             % in the case of the 2017 notes and (y) the Treasury Rate plus             % in the case of the 2019 notes, plus in each case interest accrued to, but not including, the date of redemption.

Application has been made to the Financial Conduct Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the “U.K. Listing Authority”) for the notes to be admitted to the official list of the U.K. Listing Authority (the “Official List”) and to the London Stock Exchange plc (the “London Stock Exchange”) for the notes to be admitted to trading on the London Stock Exchange’s main market. References in this document to notes being “listed” (and all related references) shall mean that such notes have been admitted to trading on the London Stock Exchange’s main market and have been admitted to the Official List. The London Stock Exchange’s main market is a regulated market for the purposes of the Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Per 2017 Note	Total for 2017 Notes	Per 2019 Note	Total for 2019 Notes
Price to Public (1)%	$	%	$
Underwriting Discounts and Commissions %	$	%	$
Proceeds, before expenses, to us (2)%	$	%	$

(1)	Interest on the notes will accrue from , 2014.
(2)	See “Underwriting” beginning on page S-24 of this prospectus supplement.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company (“DTC”), against payment in New York, New York, on or about                     , 2014. Beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) and Euroclear Bank SA/NV (“Euroclear”).

Joint Book-Running Managers

Barclays	BNP PARIBAS	Citigroup	Lloyds Securities	Société Générale Corporate & Investment Banking

The date of this prospectus supplement is                     , 2014.

PROSPECTUS SUPPLEMENT

PROSPECTUS

We are responsible for the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus dated June 19, 2012 (the “prospectus”). We have not, and the underwriters have not, authorized any other person to provide you with different information, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and any prospects may have changed since those dates.

ABOUT THIS DOCUMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, provides more general information about debt securities we may offer from time to time. When we refer to the “Prospectus”, we are referring to both parts of this document combined. If the description of the notes in this prospectus supplement differs from the description in the accompanying prospectus, the description in this prospectus supplement supersedes the description in the accompanying prospectus. The accompanying prospectus contains important information regarding this offering, which is not contained in this prospectus supplement. You are urged to read the Prospectus in full.

Unless the context requires otherwise, references to “BT”, the “Company”, “we”, “our” or “us” in this prospectus supplement refer to British Telecommunications plc, a public limited company duly organized and existing under the laws of England and Wales, and its consolidated subsidiaries.

We accept responsibility for the information contained in this Prospectus. To the best of our knowledge (after taking all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus.

Our Annual Report on Form 20-F for the year ended March 31, 2013, filed with the SEC on May 23, 2013, including the financial statements as at March 31, 2013 and for the three years ended March 31, 2013, together with the auditors’ report thereon (which have previously been published and which have been filed with the Financial Conduct Authority), is incorporated in, and forms part of, this prospectus supplement and the accompanying prospectus.

Our report on Form 6-K filed with the SEC on February 11, 2014, including the unaudited consolidated interim financial statements as at September 30, 2013 and for the six months ended September 30, 2013 (which have previously been published and which have been filed with the Financial Conduct Authority), is incorporated in, and forms part of, this prospectus supplement and the accompanying prospectus.

Copies of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus are available for viewing on our website (http://www.btplc.com/governance) and will be published on the SEC’s website at http://www.sec.gov.

WHERE YOU CAN FIND MORE INFORMATION

In addition, the following documents published or issued prior to the date hereof or published or issued from time to time after the date hereof, are incorporated in, and form part of, this prospectus supplement and the accompanying prospectus:

•	any future report on Form 20-F that we may file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all the securities that may be offered through this prospectus supplement and the accompanying prospectus;

•	any reports on Form 6-K filed or furnished by us pursuant to the Exchange Act that expressly state that we incorporate them by reference; and

•	reports filed or furnished under Sections 13(a), 13 (c) or 15(d) of the Exchange Act.

You can obtain copies of any of the documents incorporated by reference through the Company or the SEC. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus supplement and the accompanying prospectus. You may obtain BT documents incorporated by reference into this prospectus supplement and the accompanying prospectus, at no cost, by requesting them in writing or by telephone at the following address and telephone number:

British Telecommunications plc

BT Centre

81 Newgate Street

London EC1A 7AJ

United Kingdom

011-44-20-7356-5000

THE OFFERING

The following summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It may not contain all information that you should consider before investing in the notes. You should read “Description of the Notes” beginning on page S-20 of this prospectus supplement for more detailed information about the notes.

Issuer	British Telecommunications plc

Notes Offered	$ aggregate principal amount of % senior notes due 2017 and $ aggregate principal amount of % senior notes due 2019.

2017 Notes:

Stated Maturity	, 2017.

Principal Amount of Notes Being Issued	$

Issue Date	Expected to be on or about , 2014.

Issue Price	%

Interest Rate	%

Date Interest Starts Accruing	, 2014.

Interest Payment Dates	Semi-annually in arrears on and of each year, commencing , 2014.

First Interest Payment Date	, 2014.

Day Count Convention	30/360.

Optional Redemption	We may redeem the notes in whole or in part at any time at the redemption price described in this prospectus supplement plus accrued interest to but excluding the date of redemption.

CUSIP

ISIN

2019 Notes:

Stated Maturity	, 2019.

Principal Amount of Notes Being Issued	$

Issue Date	Expected to be on or about , 2014.

Issue Price	%

Interest Rate	%

Date Interest Starts Accruing	, 2014.

Interest Payment Dates	Semi-annually in arrears on and of each year, commencing , 2014.

First Interest Payment Date	, 2014.

Day Count Convention	30/360.

Optional Redemption	We may redeem the notes in whole or in part at any time at the redemption price described in this prospectus supplement plus accrued interest to but excluding the date of redemption.

CUSIP

ISIN

Provisions Relating to All Notes:

Ranking	The notes will rank equally without any preference among themselves and equally with all of our present and future unsecured and unsubordinated indebtedness.

Restrictive Covenants	The indenture relating to the notes contains a negative covenant restricting our ability to create, assume or incur liens to secure present or future capital markets indebtedness. For more information, see “Description of Debt Securities We May Offer — Restrictive Covenants – Negative Pledge” in the accompanying prospectus.

However, the indenture does not contain any negative covenants restricting our ability to make payments, incur indebtedness, dispose of assets, enter into sale-leaseback transactions, issue and sell capital stock, enter into transactions with affiliates or engage in business other than our present business.

Change of Control and Put Event	Unless we have given notice of redemption, the holder of each note will have the option to require us to redeem or, at our option, purchase (or procure the purchase of) that note on the Optional Redemption Date at 101% of its principal amount together with interest accrued to (but excluding) the Optional Redemption Date upon a Change of Control and Put Event, as described under “Description of Debt Securities We May Offer — Change of Control and Put Event” in the accompanying prospectus.

Additional Amounts; Optional Tax Redemption	If the U.K. tax authorities require us to make a deduction on a payment made on the notes, we will, to the extent described in “Description of Debt Securities We May Offer — Payment of Additional Amounts” in the accompanying prospectus, make an increased payment so that you will receive the same amount as the original payment before the deduction. If we are required to make such an increased payment, we may redeem the relevant notes, in whole but not in part, at a price equal to 100% of their principal amount plus accrued interest.

Form of Notes; Clearance and Settlement

We will issue the notes in fully registered form. The notes will be represented by one or more global securities registered in the name of a nominee of DTC and deposited with Law Debenture Trust Company of New York, as depositary. You will hold a beneficial interest in the notes through DTC in book-entry form. Indirect holders trading their beneficial interest in the notes through DTC must trade in DTC’s same-day funds settlement system and pay in immediately available funds. Secondary market trading through Euroclear and Clearstream, Luxembourg will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Denomination	The notes will be issued in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Further Issuances	We may, without the consent of the holders of the notes, issue additional notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the notes described in this prospectus supplement (except for the price to the public and issue date). Any such additional notes, together with the notes offered by this prospectus supplement, will constitute a single series of securities under the indenture relating to the notes. There is no limitation on the amount of notes or other debt securities that we may issue under that indenture.

Taxation	For a description of certain tax consequences of the ownership of the notes, see “Taxation” beginning on page 26 of the accompanying prospectus as supplemented by “Taxation Updates” beginning on page S-26 of this prospectus supplement. Based on the description of the notes set out in this prospectus supplement and provided in particular that the notes carry neither a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the notes nor a right on repayment to an amount which exceeds the nominal amount of the notes and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of loan capital listed on the Official List of the London Stock Exchange, no U.K. stamp duty or U.K. stamp duty reserve tax is payable on the issue or transfer of the notes.

Listing	We have applied to the U.K. Listing Authority for the notes to be admitted to the Official List and to the London Stock Exchange for the notes to be admitted to trading on its main market.

Governing Law	The notes will be governed by the laws of the State of New York.

Use of Proceeds	We will receive net proceeds from this offering of approximately $ million. We plan to use the net proceeds from the sale of the notes offered hereby for general corporate purposes.

Risk Factors	You should carefully consider all the information in this prospectus supplement and in the accompanying prospectus and, in particular, the risks described under “Risk Factors” beginning on page S-9 of this prospectus supplement before deciding to invest in the notes.

RECENT DEVELOPMENTS

On November 11, 2013, our parent, BT Group plc, announced that we had won the exclusive live broadcast rights to both the UEFA Champions League and the UEFA Europa League for all 350 matches a season for three years from 2015/16. We have agreed to pay €1,075,981,484 for the rights over three seasons (or around £300 million a season). A deposit of around £60 million was paid in November 2013 and six monthly instalments will commence in July 2015.

On July 30, 2013, BT Group plc announced that BT Retail would split into two separate businesses, BT Consumer and BT Business. This split is currently in process. The split will enable us to better serve our customers and focus even more on delivering our strategic priorities, including ‘Driving broadband-based consumer services’ and ‘Being the brand for business for UK small and medium enterprises’.

The CEO of BT Consumer is John Petter, formerly managing director of the Consumer unit within BT Retail. The CEO of BT Business is Graham Sutherland, formerly managing director of the Business unit within BT Retail. Both previously reported to Gavin Patterson and they continue to do so since he succeeded Ian Livingston as BT Group Chief Executive on September 10, 2013. Both joined BT Group plc’s Operating Committee on September 1, 2013.

BT Retail is made up of four customer-facing units, BT Consumer, BT Business (which supplies small and medium enterprises), BT Enterprises (which consists of BT Conferencing, BT Payphones, BT Directories, BT Fleet, BT Wi-fi, BT Redcare, BT Expedite and Fresca, and BT Tikit) and BT Ireland. BT Enterprises and the business elements of BT Ireland are merging with BT Business to form the new BT Business division while BT Wi-fi and the consumer part of BT Ireland are transferring to BT Consumer.

On June 19, 2013, BT Group plc announced that Gavin Patterson would succeed Ian Livingston as Chief Executive of BT Group plc.

Mr. Livingston agreed to take up a role in the UK government as Minister of State for Trade and Investment. He continued as chief executive of BT Group plc until he stepped down from his post and from BT Group plc’s Board in September 2013.

Gavin Patterson previously served as Chief Executive of BT Retail and has been a BT Group plc board member since 2008, having joined the company as a senior executive four years prior to that. He took over as Chief Executive of BT Group plc on September 10, 2013.

On June 13, 2013, in order to simplify the disclosure of its financial and operational performance, BT Group plc announced changes to the future measurement and presentation of key performance indicators (KPIs) and line of business financial information.

The changes simplify reporting our internal trading and more closely align the line of business financial results and regulatory accounts. The changes also include adjusting the disclosure of the lines of business to reflect customer account moves and to better reflect their commercial activity. In order to present historical information on a consistent basis, BT Group plc has revised comparative information for the years ended March 31, 2013 and March 31, 2012 for a number of items that impact the financial results of individual lines of business, but have no impact on the total group results. We will be making corresponding revisions, and these revisions will similarly have no impact on our total group results.

To simplify reporting, we no longer separately report other operating income. Items previously reported as other operating income are now represented as revenue or a reduction in operating costs. This change has no impact on our or BT Group plc’s consolidated EBITDA or net profit.

Finally, IAS 19 Employee Benefits (Revised) came into effect from April 1, 2013, and BT Group plc has restated comparative figures to reflect the position had it applied before this date. The impact of IAS 19 Revised on our EBITDA and adjusted profit before tax is substantially consistent with what is described in note 1 to the unaudited consolidated interim financial statements as at September 30, 2013 and for the six months ended September 30, 2013 included in our Form 6-K filed with the SEC on February 11, 2014.

RISK FACTORS

This section describes all material risks that are known to BT as at the date of this prospectus supplement. This section is not intended to be exhaustive and prospective investors should read the detailed information set out elsewhere in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, prior to making any investment decision. Further, prospective investors should take their own legal, financial, accounting, tax and other relevant advice as to the structure and viability of an investment in the notes.

Risks relating to our business

Our business may be adversely affected if our networks, systems or data experience any significant failures or interruptions

In keeping with other organizations that process and store data, we have a responsibility to many millions of customers, both business and consumer, to safeguard their electronic information and to maintain the continuity of services. This requires the highest levels of operational security and resilience, which can be threatened at any time by incidents such as malicious cyber-attacks, theft of copper cable and equipment, vandalism, sabotage, extreme weather, component overload, loss of power and human error. The volume of traffic through our systems and networks is increasing, and customer tolerance of interruptions reduces as the world becomes ever more dependent on information technology.

Concerted efforts to deter cable theft, supported by legislative changes and the well publicized arrest and prosecution of thieves are beginning to reduce the number of service interruptions in the network. Theft of equipment from our premises has also fallen significantly. However, we are detecting more cyber-attacks aimed at stealing data or disrupting our own and our customers’ websites. We have strengthened our defenses against these cyber-attacks and now routinely cope with attacks that a few years ago would have caused considerable risk of data loss. Our segregation and encryption of data has increased. In further recognition of the importance of people and behaviors in managing this risk, a campaign to raise staff and supplier awareness of cyber threats is proceeding in response to the increasing sophistication of attacks. We have also refreshed our data protection governance with the appointment of a chief privacy officer.

We are upgrading much of our equipment to improve reliability, increase capacity and reduce energy consumption. Severe flooding across the U.K. in the last financial year caused several service outages that demanded urgent action and resources to be diverted.

A breach of our security, or compromise of data and/or resilience affecting our operations, or those of our customers, could lead to an extended interruption to network services or even affect national infrastructure. Such failure may lead to a loss of customer confidence, termination of contracts, loss of revenue, and reduced cash generation through penalties and unplanned costs of restoration and improvement. Additional reputational damage and financial loss may arise from a legal or contractual failing such as breaching data protection or handling requirements. Failure or interruption of data transfer could also have a significant adverse effect on our business.

Global economic and credit market conditions

If the current uncertainty in global economic and credit market conditions in Europe in particular continues, the level of business activity and demand for our products and services could be impacted, which could lead to a reduction in our revenue, profitability and cash generation. In common with many other businesses, if economic conditions do not improve, we may find that our financial performance could be impacted by delays in our customers making purchasing decisions, reductions in customers’ use of our services, default of customers, counterparties and suppliers, or the redenomination of their contractual payment obligations. In achieving our goals, particularly delivery of our contractual commitments, we are dependent on a number of contractors and suppliers and therefore are at risk of loss of revenue, increased cost, delays and possibly associated penalties in the event of their default or failure or the redenomination of their payment obligations. In addition, unfavorable economic conditions may arise which could impact our ability to generate sufficient cash flow or access capital markets to enable us to service or repay our indebtedness or to fund our other liquidity requirements on commercially reasonable terms. An inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our debt on commercially reasonable terms, would adversely affect our business, financial condition, results of operations and prospects.

Our business may be adversely affected if we fail to perform on major contracts

We have a number of complex and high-value national and multinational contracts with certain customers. The revenue arising from, and the profitability of these contracts are subject to a number of factors including: variation in cost; achievement of cost reductions anticipated in the contract pricing, both in terms of scale and time; delays in the delivery or achievement of agreed milestones owing to factors either within or outside of our control; changes in customers’ requirements, budgets, strategies or businesses; and the performance of our suppliers. Any of these factors could make a contract less profitable or even loss making. The degree of risk generally varies in proportion to the scope and life of the contract and is typically higher in the early stages of the contract. Some customer contracts require investment in the early stages, which is expected to be recovered over the life of the contract. Major contracts often involve the implementation of new systems and communications networks, transformation of legacy networks and the development of new technologies. The recoverability of these upfront costs may be impacted by delays or failure to meet milestones. Substantial performance risk exists in these contracts.

The difficult economic and market conditions, particularly in Europe, have increased financial and operational pressures on our customers and have made the environment even more competitive. With our investment and expansion into high growth regions, the landscape of our risks and opportunities naturally changes as we must deal with rapidly evolving geo-political risks and different trading environments and business practices. Our control and governance framework has been extended to include contracts between BT and U.K. local authorities seeking to extend the reach of fiber broadband in their regions.

For larger contracts, we have recently expanded the scope of independent reviews to critical stages of the contract lifecycle to help identify any key issues, risks and actions which need to be monitored.

Failure to manage and meet our commitments under these contracts, as well as changes in customers’ requirements, budgets, strategies or businesses, may lead to a reduction in our expected future revenue, profitability and cash generation.

Unexpectedly high costs associated with the delivery of contracts could also negatively impact profitability. We may lose revenue due to the merger or acquisition of customers, business failure or contract termination and contracts may become loss-making. Failure to replace the revenue and earnings lost from such customers could lead to an overall reduction in group revenue, profitability and cash flow.

We have a significant funding obligation in relation to our defined benefit pension schemes. Low investment returns, high inflation, longer life expectancy and regulatory changes may result in the cost of funding our main defined benefit pension scheme, the BT Pension Scheme (“BTPS”), becoming a significant burden on our financial resources

Following the conclusion of the 30 June 2011 triennial funding valuation of the BTPS in May 2012, the valuation documentation was submitted to the Pensions Regulator for their review. The final Court decision in the Crown Guarantee case, after any appeals, will give greater clarity as to the extent to which the liabilities of the BTPS are covered by a Crown Guarantee. This will inform the Pensions Regulator’s next steps with regards to the valuation of the Scheme. Accordingly, as matters stand, it is uncertain as to when the Pensions Regulator will conclude its review.

Government bond yields have fallen since the valuation at 30 June 2011, with real yields being negative at times. This has been caused by a number of factors, including the Bank of England’s Quantitative Easing program. If the fall in yields is maintained and reflected in the next funding valuation, due as at 30 June 2014, this would increase the value of the BTPS liabilities.

The European Commission is reviewing the existing legislation for occupational pension schemes. Following an announcement by the European Commission in 2013, the changes currently being planned will focus on governance and transparency and are not expected to have a material impact on the valuation of pension liabilities. However, we will continue to monitor developments in this area.

An increase in the pension deficit and associated funding requirements may have an impact on the level of deficit payments we are required to make into the scheme. Indirectly it may also have an adverse impact on our listed holding company’s share price and credit rating. Any deterioration in our credit rating would increase our cost of borrowing and may limit the availability or flexibility of future funding, thereby affecting our ability to invest, pay dividends or repay debt as it matures.

We face strong competition in highly competitive markets

We operate in markets which are characterized by: high levels of change; strong competition; declining prices; technology substitution; market and service convergence; customer churn; declining revenues; new competitors; and regulatory intervention to promote competition and reduce wholesale prices.

A significant proportion of our revenue and profit is generated in the U.K. where the overall telecoms market has been in decline in real terms, despite strong volume growth in new services. Revenue from our calls and lines services to consumers and businesses has historically been in decline but new broadband and connectivity markets are growing. Our ability to deliver profitable revenue growth in a responsible and sustainable manner depends on us delivering on our strategic priorities.

The level of risk facing our business increased as the economic situation in the U.K. and other key markets deteriorated in the year. Depressed business activity together with lower disposable incomes continues to be a major barrier to growing revenues, particularly among business customers.

Regulatory decisions made during the year also contributed adversely to our risk profile, revenue and profits. These decisions failed to address imbalances in the competitive playing field. This means that some of our competitors in the consumer space continue to benefit from a combination of limited regulation on their core business combined with extensive sector-specific regulation being applied to our U.K. fixed-line business.

A number of competitor-related developments have contributed to the risk increasing. These include, but are not limited to: the acquisition of Cable & Wireless Worldwide by Vodafone; the decision by Vodafone and O2 to establish a joint venture to consolidate existing network infrastructure and local transmission; the agreement which brought forward the timetable for 4G mobile services being launched in the U.K.; and increased competitive activity around over-the-top video on demand services in the U.K.

Failure to achieve profitable revenue growth from our strategic priorities may lead to a continued decline in revenue, erosion of our competitive position and might also lead to a reduction in profitability and cash flow in the future.

Some of our activities continue to be subject to significant price and other regulatory controls which may affect our market share, competitive position, future profitability and cash

Our activities across all the jurisdictions in which we operate can be impacted by regulation. Regulatory requirements and constraints can directly impact our ability to compete effectively and earn revenues.

In the U.K. where, following detailed market analysis, we are found to have significant market power, Ofcom, the independent regulator for the U.K. communications industries, requires us to provide wholesale services at regulated prices. It can also require us to make retrospective repayments to other communications providers (“CPs”) where we are found to have set prices outside regulatory requirements, and can impose fines on us for non-compliance with the regulatory rules, including competition law.

Outside the U.K., general licensing requirements can restrict the extent to which we can enter markets and compete. Regulation will also define the terms on which we can purchase key wholesale services from others.

In the U.K., risks can come from, for example, periodic market reviews which might introduce tighter regulatory constraints from new charge controls or from CPs disputing or complaining about our pricing, products or services. Outside the U.K., regulators can investigate our licensing requirements and whether our services comply with their rules.

Over the financial last year, we have seen regulatory activity in a number of areas and a number of these rulings have resulted in a negative impact either through retrospective price reductions or on our future pricing.

Risks from regulation are most significant in the U.K. Around £5.8 billion of our revenue (of which £3.3 billion is to downstream parts of BT) is from wholesale markets where we have been found to hold significant market power and which are currently subject to regulatory charge controls. Most of these controls require us to reduce our prices annually to reflect expected reductions in unit costs through efficiency savings.

Controls are usually set for three years and will therefore constrain revenues during that period. Other CPs can ask Ofcom to resolve disputes with us about current or historic prices. Where Ofcom finds that these prices are or have been set at levels above those required under the regulatory framework, we may need to make retrospective payments to CPs.

We may from time to time be required to provide new services or existing services on improved terms to wholesale customers on a non-discriminatory basis. This could increase our costs.

Regulation outside the U.K. can impact our revenue by restricting our ability to compete through overly restrictive licensing requirements or ineffective regulation of access to other CP networks.

Failure to comply with legal requirements can have a significant impact and lead to a loss of reputation and damage to our brand

We are committed to maintaining high standards of ethical behavior, and have a zero tolerance approach to bribery and corruption. We have to comply with a wide range of local and international anti-corruption and bribery laws. In particular the U.K. Bribery Act and US Foreign and Corrupt Practices Act (“FCPA”) provide comprehensive anti-bribery legislation. Both have extraterritorial reach and thereby cover our global operations. As we expand internationally, we are increasingly operating in countries identified as having a higher risk of bribery and corruption.

We also have to ensure compliance with trade sanctions, and import and export controls.

The Serious Fraud Office (“SFO”) has produced revised guidance on the U.K. Bribery Act. The SFO has indicated it will now focus on its role as an investigator and prosecutor of serious and/or complex fraud and where there is sufficient evidence and it is in the public interest, prosecutions rather than civil settlements will now be pursued, even where companies have self-reported. This represents a change to the SFO’s previous stance where self-reporting may have led to more lenient treatment. The SFO has further confirmed that it considers facilitation payments to be bribes.

The US Department of Justice and the SEC have also produced guidance on the FCPA giving information about the US government’s approach to FCPA enforcement.

In addition, sanctions regulations in Europe and the US have been expanded.

Failure by our employees, suppliers or agents to comply with anti-corruption and bribery and sanctions legislation could result in substantial penalties, criminal prosecution and significant damage to our reputation. This could in turn impact our future revenue and cash flow, the extent of which would be dependent on the nature of the breach, the legislation concerned and any associated penalties. Allegations of corruption or bribery or violation of sanctions regulations could also lead to reputation and brand damage with investors, regulators and customers.

Economic conditions could impact our suppliers’ ability to meet their obligations to us which could compromise the customer commitments

The integrity and continuity of our supply chain is critical to our operations. Our aim is to harness the capability, diversity and innovation of the global supply market to add value to our business and customers. We are committed to ensuring that all dealings with suppliers, from selection and consultation to contracting and payment, are conducted in accordance with our trading and ethical policies.

The failure of a critical third party supplier to meet its obligations could cause significant harm to our business and the BT brand, as well as potentially impact our cost transformation and efficiency plans.

Many suppliers continue to be impacted by the global economic downturn and as a result we have seen an increase in the number of suppliers suffering from financial distress. The downturn has also increased the risk of suppliers applying less focus on key areas such as business continuity management or corporate and social responsibility in an effort to reduce their costs.

Whilst the size of the impact from a supplier failure can vary, all supplier failures typically result in an increased cost to our business and have the potential to negatively impact the service we provide to customers. In many cases the cost associated with supplier failure is significant, particularly if it then results in us having to change technology. If we are unable to contract with an alternative supplier, our customer commitments could also be compromised, possibly leading to contractual breach, loss of revenue, penalties or increased costs.

A failure in our supply chain to meet legal obligations or ethical expectations could adversely impact our reputation or possibly lead to censure, legal action and financial loss.

Risks relating to the notes

The notes may not be a suitable investment for all investors

Each potential investor in the notes must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i)	have sufficient knowledge and experience to make a meaningful evaluation of the notes, the merits and risks of investing in the notes and the information contained or incorporated by reference in this prospectus;

(ii)	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the notes and the impact the notes will have on its overall investment portfolio;

(iii)	have sufficient financial resources and liquidity to bear all of the risks of an investment in the notes, including where the currency for principal or interest payments is different from the potential investor’s currency;

(iv)	understand thoroughly the terms of the notes and be familiar with the behavior of any relevant indices and financial markets; and

(v)	be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

If we fail to maintain a listing on a “recognised stock exchange”, interest on the notes may be subject to U.K. withholding tax and our liquidity and financial position may be adversely affected by the requirement to pay additional amounts on the notes

Interest payable on the notes on or after the date of the prospectus supplement will be paid free of U.K. withholding tax if we maintain a listing of the notes on a “recognised stock exchange” within the meaning of Section 1005 of the U.K. Income Tax Act 2007. We have applied to list the notes on the London Stock Exchange, which is currently designated as a “recognised stock exchange”. The inability to maintain such a listing may have an adverse effect on our liquidity and financial position by reason of our obligation to pay additional amounts as may be necessary so that the net amount received by the holders after such reduction will not be less than the amount the holders would have received in the absence of such withholding or deduction. While we will use our best efforts to obtain and maintain such a listing, as needed, we cannot guarantee that we will be successful. See “Description of Debt Securities We May Offer — Payment of Additional Amounts” and “Taxation — United Kingdom Taxation — Interest Payments” in the accompanying prospectus.

The notes lack a developed public market

There can be no assurance regarding the future development of a market for the notes or the ability of the holders of the notes to sell their notes or the price at which such holders may be able to sell their notes. If such a market were to develop, the notes would trade at prices that may be higher or lower than the initial offering price depending on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Underwriters, broker-dealers and agents that participate in the distribution of the notes may make a market in the notes as permitted by applicable laws and regulations but will have no obligation to do so, and any such market-making activities with respect to the notes may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the notes or that an active public market for the notes will develop. See “Plan of Distribution” in the accompanying prospectus. We have applied for listing of the notes on the Official List of the U.K. Listing Authority and for trading of the notes on the London Stock Exchange.

European Union Directive on the Taxation of Savings Income

The Council of the European Union has adopted Council Directive 2003/48/EC (the “Savings Directive”) regarding the taxation of savings income. Pursuant to the Savings Directive, Member States of the European Union are required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual or to certain other persons in that other Member State, except that Luxembourg and Austria will (unless they elect otherwise) instead operate a withholding system for a transitional period in relation to such payments. Under such a withholding system, they are required to allow the recipient of the interest payment to request that no tax be withheld if the recipient complies with certain provision of information procedures. The rate of withholding is 35%. The transition period will terminate at the end of the first full fiscal year following agreement on exchange of information procedures relating to interest and other similar income reached between the European Union and certain non-EU states. A number of non-EU countries, and certain dependent or associated territories of certain EU Member States, have adopted similar measures (either provision of information or transitional withholding).

In a press release of April 10, 2013, the Luxembourg Ministry of Finance announced that the Luxembourg government has decided to introduce, on January 1, 2015 and within the scope of the Directive, the automatic exchange of information for all interest payments made by Luxembourg financial operators to individuals resident in another Member State. This will replace the 35% withholding tax.

If a payment were to be made or collected through a Member State which has opted for a withholding system, or through a non-EU country or a dependent or associated territory which has adopted similar measures and which has opted for a withholding system, and an amount of, or in respect of, tax were to be withheld from that payment, neither the Issuer nor any Paying Agent nor any other person would be obliged to pay additional amounts with respect to any note as a result of the imposition of such withholding tax. The Issuer is required to maintain a Paying Agent in London; as at the date of this prospectus supplement, the United Kingdom does not impose an obligation to withhold or deduct tax pursuant to the Savings Directive.

The European Union has proposed certain amendments to the Savings Directive, which may, if implemented, amend or broaden the scope of the requirements described above. At a meeting on May 22, 2013, the European Commission called for the adoption of an amended Savings Directive before the end of 2013. However, in a press release of December 10, 2013, it was announced that the presidency would report to the European Council that an amended Savings Directive could not be adopted within the deadline set.

USE OF PROCEEDS

We estimate that the net proceeds (after underwriting discounts and commissions and estimated net offering expenses) from the sale of the notes will be approximately $        million. We intend to use the proceeds from the sale of the notes offered hereby for general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of September 30, 2013. The data included in the table below is prepared on the basis of International Financial Reporting Standards as adopted by the EU and as issued by the IASB (“IFRS”).

As at September 30, 2013
(in £ millions)
Current loans and other borrowings	2,437

Non-current loans and other borrowings
Total listed bonds, debentures and notes	7,006
Total other loans and obligations	2
Finance lease obligation	256

Total non-current loans and other borrowings	7,264
Equity:
Ordinary shares	2,172
Share premium	8,000
Other reserves	1,200
Retained earnings	6,803
Total equity	18,175

Total capitalization(1)	27,876

Note:

(1)	Except for the issue of the notes and repayment in December 2013 of $500,000,000 principal amount of floating rate notes (£318 million), there has been no material change to our capitalization and indebtedness since September 30, 2013.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth in the table below are the ratios of earnings to fixed charges in accordance with IFRS for the periods indicated.

	Six Months Ended September 30, 2013	Year Ended March 31,
		2013	2012	2011	2010	2009
Ratio of earnings to fixed charges	3.9	4.4	4.3	2.9	2.2	1.6

The ratio of earnings to fixed charges under IFRS is calculated by dividing (i) profit for the year before taxation plus dividends received from associates and joint ventures less minority interests and income from associates and joint ventures (“earnings”) plus fixed charges by (ii) fixed charges. Fixed charges consist of finance expense and an estimate of the interest within rental expense less interest on pension liabilities. One third of operating lease costs has been used as an estimate of interest within rental expense since that is a reasonable approximation of the interest factor.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City as defined by the Federal Reserve Bank of New York.

As of February 7, 2014, the Noon Buying Rate was £1=U.S.$1.6395.

As used in this prospectus supplement, the term “Noon Buying Rate” refers to the rate of exchange for the British pound, expressed in U.S. dollars per British pound, as certified by the Federal Reserve Bank of New York for customs purposes as the rate in The City of New York for cable transfers in foreign currencies. Such rate is not necessarily the rate we used in the preparation of our consolidated financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2013, which is incorporated herein by reference. No representation is made that the British pound amounts have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

	U.S.$ Per £1.00
	Year/Period Closing Date	Average Rate*	High	Low
Yearly rates
2008	1.4619	1.8424	2.0311	1.4395
2009	1.6167	1.5707	1.6795	1.3658
2010	1.5392	1.5407	1.6370	1.4344
2011	1.5537	1.6105	1.6691	1.5358
2012	1.6262	1.5924	1.6275	1.5301
2013	1.6574	1.5668	1.6574	1.4837
Monthly rates
July 2013	1.5177	1.5179	1.5368	1.4837
August 2013	1.5468	1.5505	1.5678	1.5145
September 2013	1.6179	1.5865	1.6179	1.5468
October 2013	1.6068	1.6098	1.6224	1.5904
November 2013	1.6373	1.6100	1.6373	1.5916
December 2013	1.6574	1.6383	1.6574	1.6254
January 2014	1.6450	1.6470	1.6612	1.6335
February 2014 (through February 7)	1.6395	1.6331	1.6395	1.6300

*	For any year, the average of the Noon Buying Rates on the last business day of each month during such year; in the case of a month or partial month, the average of the Noon Buying Rates on the business days occurring during such month or partial month.

DESCRIPTION OF THE NOTES

This section describes the specific financial and legal terms of the notes and supplements the more general description under “Description of Debt Securities We May Offer” in the accompanying prospectus. To the extent that the following description is inconsistent with the terms described under “Description of Debt Securities We May Offer” in the accompanying prospectus, the following description replaces that in the prospectus.

General

We will offer $         initial aggregate principal amount of             % senior notes due 2017 (the “2017 notes”) and $                     initial aggregate principal amount of                     % senior notes due 2019 (the “2019 notes” and, together with the 2017 notes, the “notes”).

The notes will be unsecured and unsubordinated indebtedness of British Telecommunications plc and will rank equally without any preference among themselves and (save for certain obligations required to be preferred by law) equally with all of British Telecommunications plc’s present and future unsecured and unsubordinated indebtedness.

Payment of principal of and interest on the notes, so long as the notes are represented by global securities (as described in the accompanying prospectus under the heading “Description of Debt Securities We May Offer — Form of Securities; Settlement and Clearance”), will be made in immediately available funds. Beneficial interests in the global securities will trade in the same-day funds settlement system of DTC, and secondary market trading activity in such interests will therefore settle in same-day funds.

Payment of interest on the notes will be made to holders of the notes on record as of the 1st day of the month in which payment is due.

We may, without the consent of the holders of the notes, issue additional notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the notes described in this prospectus supplement (except for the price to the public and issue date). Any such additional notes, together with the notes offered by this prospectus supplement, will constitute a single series of securities under the indenture relating to the notes. There is no limitation on the amount of notes or other debt securities that we may issue under the indenture.

PROVISIONS RELATING TO THE NOTES

Interest

Interest Rate

The 2017 notes will bear interest from                     , 2014 until their principal amount is paid or made available for payment, at a rate equal to         % per year, calculated on the basis of a 360-day year of twelve 30-day months. The 2019 notes will bear interest from                     , 2014 until their principal amount is paid or made available for payment, at a rate equal to         % per year, calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates

Interest on the 2017 notes will be paid semi-annually in arrears on                      and                      of each year, commencing on                     , 2014 and interest on the 2019 notes will be paid semi-annually in arrears on                      and                      of each year, commencing on                     , 2014 (each an “Interest Payment Date”). However, if an Interest Payment Date would fall on a weekend or on a legal or bank holiday in New York or London, the Interest Payment Date will be postponed to the next succeeding day that is a business day, but no additional interest shall be paid unless we fail to make payment on such date.

Maturity

We will repay the 2017 notes on                     , 2017 at 100% of their principal amount plus accrued interest. We will repay the 2019 notes on                     , 2019 at 100% of their principal amount plus accrued interest.

Optional Redemption

We may redeem the notes, in whole or in part, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or (ii) the sum of the present values of the principal amount of such notes and the Remaining Term Interest (as defined below) on such notes (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis at (x) the Treasury Rate plus             % in the case of the 2017 notes and (y) the Treasury Rate plus             % in the case of the 2019 notes, plus in each case interest accrued to but excluding the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual yield to maturity or interpolated (on a day-count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by one of the Reference Treasury Dealers as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of U.S. dollar corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of five banks selected by us, or their affiliates which are (A) primary U.S. Government securities dealers, and their respective successors, or (B) market makers in pricing corporate bond issues.

“Remaining Term Interest” means, with respect to any note, the aggregate amount of scheduled payment(s) of interest on such note for the remaining term of such note determined on the basis of the rate of interest applicable to such note from and including the date on which such note is to be redeemed by us.

Notice of any redemption will be mailed at least 15 days but not more than 30 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the relevant notes or portions thereof called for redemption.

Negative Pledge

For a description of the negative pledge, see “Description of Debt Securities We May Offer — Restrictive Covenants — Negative Pledge” in the accompanying prospectus.

Change of Control and Put Event

For a description of the change of control and put event, see “Description of Debt Securities We May Offer — Change of Control and Put Event” in the accompanying prospectus.

Form of Notes, Clearance and Settlement

We will issue the notes in fully registered form. The notes will be represented by one or more global securities registered in the name of a nominee of DTC. You will hold beneficial interests in the notes through DTC in book-entry form. The underwriters expect to deliver the notes through the facilities of DTC on or about                     , 2014. Indirect holders trading their beneficial interests in the notes through DTC must trade in DTC’s same-day funds settlement system and pay in immediately available funds. Secondary market trading through Euroclear and Clearstream, Luxembourg will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. See “Clearance and Settlement” in the accompanying prospectus for more information about these clearing systems.

Denominations

The notes will be issued in minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Definitive Notes

See “Description of Debt Securities We May Offer — The Deposit Agreement” in the accompanying prospectus for a description of the procedures applicable in the event we issue definitive securities. Definitive securities will be serially numbered.

Name and Address of Depositary

Law Debenture Trust Company of New York, whose address is 400 Madison Avenue, 4th Floor, New York, NY 10017, United States. See “Description of Debt Securities We May Offer — The Deposit Agreement” in the accompanying prospectus for more information about Law Debenture Trust Company of New York’s procedures.

Redemption Notice

We will give notice to holders of any redemption we propose to make at least 15 days, but not more than 30 days, before the redemption date.

Defeasance and Discharge

We may release ourselves from any payment or other obligations on the notes as described under “Description of Debt Securities We May Offer — Defeasance and Discharge” in the accompanying prospectus.

Name of Trustee

Law Debenture Trust Company of New York. See “Description of Debt Securities We May Offer — The Indenture and Prospectus Supplements” and “Description of Debt Securities We May Offer — Events of Default” in the accompanying prospectus for a description of the trustee’s procedures and remedies available in the event of a default.

Notices

All notices regarding the notes will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the Financial Times in London. We are also required to ensure that notices are duly published in a manner which complies with the rules of any stock exchange or other relevant authority on which the notes are for the time being listed or by which they have been admitted to trading. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as provided above is not practicable, a notice will be given in such other manner, and will be deemed to have been given on such date, as the trustee shall approve.

Until such time as any definitive notes are issued, there may, as long as any global note representing the notes are held in their entirety on behalf of DTC, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to DTC for communication by them to the holders of the notes and, in addition, for so long as any notes are listed on a stock exchange or are admitted to trading by another relevant authority and the rules of that stock exchange or relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by those rules. Any such notice shall be deemed to have been given to the holders of the notes on the seventh day after the day on which the said notice was given to DTC.

Notices to be given by any holder of the notes shall be in writing and given by lodging the same, together (in the case of any note in definitive form) with the relative note or notes, with the paying agent. Whilst any of the notes are represented by a global note, such notice may be given by any holder of a note to the paying agent through DTC in such manner as the paying agent and DTC may approve for this purpose.

Governing Law

The notes will be governed by the laws of the State of New York.

Prescription

There is no express term in the indenture as to any time limit on the validity of claims of holders to interest and repayment of principal but any such claims will be subject to any statutory limitation period prescribed under the laws of the State of New York.

UNDERWRITING

Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Lloyds Securities Inc. and Société Générale are acting as joint book-running managers of this offering and are acting as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of 2017 Notes	Principal Amount of 2019 Notes
Barclays Capital Inc.	$	$
BNP Paribas Securities Corp.	$	$
Citigroup Global Markets Inc.	$	$
Lloyds Securities Inc.	$	$
Société Générale	$	$

Total	$	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed             % of the principal amount of the 2017 notes and                     % of the principal amount of the 2019 notes. The underwriters may allow, and dealers may reallow a concession not to exceed             % of the principal amount of the 2017 notes and                     % of the principal amount of the 2019 notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to notes, from or otherwise involving the United Kingdom.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by BT
Per 2017 note		%
Per 2019 note		%

In connection with this offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses (which consist of, among other fees, Securities and Exchange Commission registration fees, legal fees and expenses, accounting fees and expenses and printing expenses) for this offering, excluding underwriting discounts and commissions, will be approximately $            . The underwriters have agreed to reimburse us for $             of expenses incurred in connection with this offering.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Société Générale is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through its registered U.S. broker-dealer affiliate SG Americas Securities, LLC.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

Certain legal matters relating to the notes will be passed upon by Freshfields Bruckhaus Deringer LLP, our English and U.S. counsel, and Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel for the underwriters.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 20-F for the year ended March 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH, United Kingdom.

TAXATION UPDATES

The following disclosure supersedes the disclosure under the same headings in the accompanying prospectus under “Taxation”.

Provision of Information

HMRC has powers to obtain information relating to securities in certain circumstances. This may include details of the beneficial owners of the Notes (or the persons for whom the notes are held), details of the persons to whom payments derived from the notes are or may be paid and information and documents in connection with transactions relating to the notes. Information may be required to be provided by, amongst others, the holders of the notes, persons by or through whom payments derived from the notes are made or who receive such payments (or who would be entitled to receive such payments if they were made), persons who effect or are a party to transactions relating to the notes on behalf of others and certain registrars or administrators. In certain circumstances, the information obtained by HMRC may be exchanged with tax authorities in other countries.

Disposal (including Redemption)

Generally, a holder of debt securities who is not resident in the United Kingdom for tax purposes will not be liable for U.K. taxation in respect of a disposal of a debt security, or in respect of any gain accrued in respect of a debt security or any change in the value of a debt security.

This may not, however, be the case if:

(i)	in the case of corporate holders, such persons carry on a trade in the United Kingdom through a U.K. permanent establishment; or

(ii)	in the case of other holders, such persons carry on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency in connection with which the interest is received or to which the debt securities are attributable.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No U.K. stamp duty or SDRT will normally be payable on the issue of debt securities into a clearing system, as, following recent litigation, HMRC have confirmed that they will no longer seek to apply the 1.5% stamp duty or SDRT charge on an issue of U.K. securities into a clearance service or depository receipt system.

No U.K. stamp duty or SDRT will generally be payable on dealings in debt securities within a clearing system where such dealings are effected in electronic book entry form and not by written instrument of transfer, except where the clearing system has elected to apply an alternative system of charge and the debt securities are registered debt securities carrying any of the following rights:

(i) a right of conversion into shares or other securities or to the acquisition of shares or other securities (including securities of the same description);

(ii) a right to interest, the amount of which exceeds a reasonable commercial return on the nominal amount of the capital;

(iii) a right to interest, the amount of which is or was determined to any extent by reference to the results of, or of any part of, a business or to the value of any property; or

(iv) a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of loan capital listed on the Official List of the London Stock Exchange.

The U.K. stamp duty and SDRT treatment of debt securities will depend upon their particular terms and conditions and upon the circumstances relevant to their issue.

European Union Directive on the Taxation of Savings Income

The Council of the European Union has adopted Council Directive 2003/48/EC (the “Savings Directive”) regarding the taxation of savings income. Pursuant to the Savings Directive, Member States of the European Union are required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual or to certain other persons in that other Member State, except that Luxembourg and Austria will (unless they elect otherwise) instead operate a withholding system for a transitional period in relation to such payments. Under such a withholding system, they are required to allow the recipient of the interest payment to request that no tax be withheld if the recipient complies with certain provision of information procedures. The rate of withholding is 35%. The transition period will terminate at the end of the first full fiscal year following agreement on exchange of information procedures relating to interest and other similar income reached between the European Union and certain non-EU states. A number of non-EU countries, and certain dependent or associated territories of certain EU Member States, have adopted similar measures (either provision of information or transitional withholding).

In a press release of April 10, 2013, the Luxembourg Ministry of Finance announced that the Luxembourg government has decided to introduce, on January 1, 2015 and within the scope of the Directive, the automatic exchange of information for all interest payments made by Luxembourg financial operators to individuals resident in another Member State. This will replace the 35% withholding tax.

The European Union has proposed certain amendments to the Savings Directive, which may, if implemented, amend or broaden the scope of the requirements described above. At a meeting on May 22, 2013, the European Commission called for the adoption of an amended Savings Directive before the end of 2013. However, in a press release of December 10, 2013, it was announced that the presidency would report to the European Council that an amended Savings Directive could not be adopted within the deadline set.

The proposed financial transaction tax (“FTT”)

The European Commission has published a proposal for a Directive for a common FTT in certain participating Member States. The proposed FTT has very broad scope and could apply to certain dealings in financial instruments (including secondary market transactions).

The FTT could apply to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in financial instruments where at least one party is a financial institution, and either (i) at least one party is established or deemed to be established in a participating Member State or (ii) the financial instruments are issued in a participating Member State.

The proposed Directive remains subject to negotiation between the participating Member States and is the subject of legal challenge. It may therefore be altered prior to any implementation, the timing of which remains unclear.

GENERAL INFORMATION

Authorization

The issue of notes has been duly authorized by resolutions of the Board of Directors of the Company dated January 29, 2014.

Documents Available

For the period of 12 months following the date of this prospectus supplement, copies of the following documents will, when published, be available for inspection at our registered office:

(a)	our Articles of Association;

(b)	our 2013 Annual Report on Form 20-F, which contains our consolidated audited financial statements in respect of the three financial years ended March 31, 2013, together with the audit report prepared in connection therewith;

(c)	our report on Form 6-K filed with the SEC on February 11, 2014;

(d)	a copy of this prospectus supplement and the accompanying prospectus; and

(e)	a copy of the indenture and the deposit agreement.

Clearing Systems

The address of DTC is 55 Water Street, New York, NY 10041, United States, the address of Euroclear is Euroclear Bank SA/NV, 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium, and the address of Clearstream, Luxembourg is Clearstream Banking, 42 Avenue JF Kennedy, L-1855 Luxembourg.

Yield

The yield of the 2017 notes is             % per annum calculated on the basis of the issue price and as at the date of this prospectus supplement. The yield of the 2019 notes is             % per annum calculated on the basis of the issue price and as at the date of this prospectus supplement.

Significant or Material Change

There has been no significant change in the financial or trading position of the Company since September 30, 2013, and there has been no material adverse change in the prospects of the Company since March 31, 2013.

Litigation

There are no, and have not been, any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) in the 12 months preceding the date of this prospectus supplement which may have or have had in the recent past a significant effect on the financial position or profitability of the Company.

Expenses

The total expenses related to the admission of the notes to the Official List and to the London Stock Exchange’s main market is expected to amount to approximately £3,075.

Material Contracts

Excluding contracts entered into in the ordinary course of business, we are not a party to any contracts which could result in our being under an obligation or entitlement that is material to our ability to meet our obligations under the notes.

PROSPECTUS

BRITISH TELECOMMUNICATIONS PUBLIC LIMITED COMPANY

DEBT SECURITIES

We may offer and sell debt securities from time to time. Each time we sell any of the debt securities described in this prospectus, we will provide one or more supplements to this prospectus that will contain specific information about those debt securities and their offering. You should read this prospectus and any applicable prospectus supplement(s) together with additional information described under the heading “Where You Can Find More Information” carefully before you invest.

We may sell these debt securities to or through underwriters and also to other purchasers or through agents. The names of any underwriters or agents will be stated in an accompanying prospectus supplement. This prospectus may not be used to sell any debt securities unless it is accompanied by a prospectus supplement.

You should carefully consider the risk factors included in our periodic reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 before you invest in any of our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 19, 2012

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed on June 19, 2012 with the Securities and Exchange Commission, which we refer to as the “SEC”, using a “shelf” registration process. Under this shelf registration process, we may offer and sell the debt securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer. Each time we use this prospectus to offer debt securities, we will provide one or more prospectus supplements that will contain specific information about the offering and the terms of those debt securities and the extent to which such terms differ from the general terms described in “Description of Debt Securities We May Offer”. The prospectus supplements may also add, update or change the information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement(s), together with the additional information described under the heading “Where You Can Find More Information”, prior to purchasing any of the debt securities offered by this prospectus.

When acquiring any debt securities discussed in this prospectus, you should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any “free writing prospectus” that we authorize to be delivered to you. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the debt securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of those documents.

Unless otherwise stated in this prospectus or unless the context requires otherwise, references in this prospectus to “BT”, “we”, “our”, “us” or the “Company” refer to British Telecommunications plc.

RISK FACTORS

You are urged to read and consider the risk factors described in our most recent Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a public limited company incorporated under the laws of England and Wales. Many of our directors and officers, and some of the experts named in this prospectus, reside outside the United States, principally in the United Kingdom. In addition, although we have substantial assets in the United States, a large portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the U.S. federal securities:

•	to effect service within the United States upon us or our directors and officers located outside the United States;

•	to enforce in U.S. courts or outside the United States judgments obtained against us or those persons in U.S. courts;

•	to enforce in U.S. courts judgments obtained against us or those persons in courts in jurisdictions outside the United States; and/or

•	to enforce against us or those persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

The Report of the Directors included at pages 2 to 31 of our Annual Report on Form 20-F has been prepared and presented in accordance with and in reliance upon English company law and the liabilities of our directors in connection with that report are subject to the limitations and restrictions provided by such law. Under the U.K. Companies Act 2006, a new safe harbor limits the liability of our directors in respect of statements in and omissions from the Report of the Directors contained on pages 2 to 31. Under English law the directors would be liable to the Company (but not to any third party) if the Report of the Directors contains errors as a result of recklessness or knowing misstatement or dishonest concealment of a material fact, but would not otherwise be liable.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to a foreign private issuer and, in accordance with these requirements, file annual and special reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain documents we file with the SEC on the SEC website at www.sec.gov. The address of the SEC’s internet site is provided solely for the information of prospective investors and is not intended to be an active link. Please visit this website or call the SEC at 1-800-732-0330 for further information about its public reference room.

We are a wholly owned subsidiary of BT Group plc and BT Group plc’s principal trading subsidiary. The ordinary shares of BT Group plc are listed on the London Stock Exchange. The American Depositary Shares of BT Group plc, referred to as “ADSs”, are listed on the New York Stock Exchange. You can consult reports and other information about BT Group plc that have been filed pursuant to the rules of the New York Stock Exchange at such exchange.

The SEC allows us to incorporate by reference the information we file with them, which means that:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring to those documents; and

•	information that we file with the SEC in the future and incorporate by reference herein will automatically update and supersede information in this prospectus and information previously incorporated by reference herein.

The information that we incorporate by reference is an important part of this prospectus.

Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the affairs of the Company since the date thereof or that the information contained therein is current as of any time subsequent to its date. Any statement contained in such incorporated documents shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a subsequent statement contained in another document we incorporate by reference at a later date modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents below filed with the SEC by British Telecommunications plc pursuant to the Exchange Act. We also incorporate by reference any future filings that we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act until we sell all of the securities. Our reports on Form 6-K furnished to the SEC after the date of this prospectus (or portions thereof) are incorporated by reference in this prospectus only to the extent that the forms expressly state that we incorporate them (or such portions) by reference in this prospectus.

The documents incorporated by reference herein in the future and set forth below contain important information about us and our financial condition:

•	our Annual Report on Form 20-F for the year ended March 31, 2012 filed with the SEC on May 24, 2012;

•	any future report on Form 20-F that we may file with the SEC under the Exchange Act until we sell the debt securities that may be offered through this prospectus; and

•	any reports on Form 6-K filed or furnished by us pursuant to the Exchange Act that expressly state that we incorporate them by reference.

You can obtain copies of any of the documents incorporated by reference through the Company or the SEC. Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus. You may obtain BT documents incorporated by reference into this prospectus, at no cost, by requesting them in writing or by telephone at the following address and telephone number:

British Telecommunications plc

BT Centre

81 Newgate Street

London EC1A 7AJ

England

011-44-20-7356-5000

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are forward-looking and are made in reliance on the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning:

•	outlook;

•	revenue growth and trends;

•	EBITDA;

•	free cash flow;

•	net debt;

•	credit ratings;

•	operating cost reductions;

•	BT Global Services’ EBITDA, restructuring costs, operating cash flow and revenue growth in higher growth economies;

•	investment in and roll-out of our fiber network, and its reach, innovations, increased speeds and speed availability;

•	our broadband service and strategy;

•	the BT Pension Scheme recovery plan, operating charge, regular contributions and interest;

•	capital expenditure;

•	effective tax rate;

•	growth opportunities in networked IT services, the pay-TV services market, broadband and mobility;

•	enhancing our IP-enabled TV service;

•	growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities;

•	expectations regarding competition, market shares, prices and growth;

•	expectations regarding the convergence of technologies;

•	plans for the launch of new products and services;

•	network performance and quality;

•	the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the U.K. fixed wholesale and retail businesses and the impact of the Undertakings to Ofcom under the Enterprise Act;

•	BT’s possible or assumed future results of operations and/or those of its associates and joint ventures;

•	capital expenditure and investment plans;

•	adequacy of capital;

•	financing plans and refinancing requirements;

•	demand for and access to broadband and the promotion of broadband by third-party service providers;

•	and those preceded by, followed by, or that include the words ‘aims,’ ‘believes,’ ‘expects,’ ‘anticipates,’ ‘intends,’ ‘will,’ ‘should’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to:

•	material adverse changes in economic conditions in the markets served by BT;

•	future regulatory actions and conditions in its operating areas, including competition from others;

•	selection by BT of the appropriate trading and marketing models for its products and services;

•	technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service;

•	the anticipated benefits and advantages of new technologies, products and services not being realized;

•	developments in the convergence of technologies;

•	prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs;

•	the timing of entry and profitability of BT in certain communications markets;

•	significant changes in market shares for BT and its principal products and services;

•	fluctuations in foreign currency exchange rates and interest rates;

•	the underlying assumptions and estimates made in respect of major contracts proving unreliable;

•	the aims of the BT Global Services’ restructuring program not being achieved; and

•	general financial market conditions affecting BT’s performance and ability to raise financing.

All subsequent written or oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the factors referred to above.

No assurances can be given that forward-looking statements in this document will be realized. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events, or otherwise.

BRITISH TELECOMMUNICATIONS PLC

Overview

We are a wholly owned subsidiary of BT Group plc and are BT Group plc’s principal trading subsidiary.

We were incorporated with limited liability in England and Wales under the Companies Act 1948 to 1981 on April 1, 1984 with registered number 1800000. Our registered office is located at 81 Newgate Street, London EC1A 7AJ, United Kingdom and our telephone number is 011-44-20-7356-5000.

BT Group plc is the listed holding company for an integrated group of businesses that provide communications solutions and services in the U.K. and globally. British Telecommunications plc holds virtually all businesses and assets of the BT Group.

We are one of the world’s leading communications services companies, serving the needs of customers in the U.K. and in more than 170 countries worldwide.

Our main activities are providing and managing data and voice networks and providing a range of services over these networks.

In the U.K., we are a leading communications services provider, selling products and services to consumers and small and medium-sized enterprises. In the U.K. and globally we are a leading provider of managed networked IT services for many of the largest multinational corporations, domestic businesses and national and local government organizations. We also sell wholesale telecoms services to communications providers (CPs) in the U.K. and around the world.

Our resources include our brand and reputation, people, networks and platforms, property estate, our innovation, expertise and intellectual property, and close relationships with people and organizations, including major customers and suppliers. We deal with our resources in a responsible and sustainable way. Our aim is to create a better future for our business, its stakeholders and the environment by being a responsible and sustainable business leader.

How we are organized

We have four customer-facing lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach. These are supported by two internal service units: BT Innovate & Design and BT Operate.

BT Retail, BT Wholesale and Openreach operate mainly within the U.K., where we are a leading communications services provider selling products and services to consumers, businesses, national and local government organizations and CPs. BT Global Services operates in the U.K. and globally.

In the U.K., we support CPs through BT Wholesale and Openreach, and internationally through BT Global Services.

Regulation

In the U.K., and in the majority of countries around the world where we operate, telecoms services are subject to regulation by governmental and independent non-governmental bodies. The U.K. telecoms industry is regulated through various European directives, the U.K. Communications Act 2003, Ofcom (the U.K.’s independent regulator), and other regulations and recommendation. In EU countries electronic communications services are governed by a number of European directives and regulations.

Overseas, the degree of regulation in international markets varies widely and can hamper our ability to compete to a greater or lesser degree.

Our Board of Directors

As at the date of this prospectus, our directors, each having as their business address BT Centre, 81 Newgate Street, London EC1A 7AJ, United Kingdom, are as follows:

Tony Chanmugam (appointed December 16, 2008)

Tony Chanmugam was appointed to the BT Group plc Board on December 1, 2008 as Group Finance Director and is a member of the Operating Committee. He was formerly Chief Finance Officer of BT Retail and Managing Director of BT Enterprises and, from 1997 to 2004, he was Chief Financial Officer and then Chief Operating Officer of BT Global Solutions. He is a Chartered Management Accountant. Aged 58.

Glyn Parry (appointed June 30, 2007)

Glyn Parry is Director of Group Financial Control. He was formerly Head of Group Financial Control, having joined BT in 2002. Prior to joining BT, he worked for PricewaterhouseCoopers in Europe and Australia. He is a Chartered Accountant. Aged 45.

Sean Williams (appointed April 18, 2011)

Sean Williams is Group Director of Strategy, Policy and Portfolio. He joined BT in September 2008. Before BT, he was Executive Director on the Board at the Office of Fair Trading from 2007 to 2008, responsible for competition law and consumer law enforcement in the U.K., including merger control and anti-cartel investigations. Previously, he was Executive Director on the Board of Ofcom from 2003 to 2007, responsible for economic regulation and competition policy in telecoms and broadcasting in the U.K. He led Ofcom’s work on broadband and LLU, the Telecoms Strategic Review and the new regulatory settlement under BT’s Undertakings. Before Ofcom, he was a Partner of LEK Consulting LLP, an international strategy consulting firm originating in the U.K., from 1997 to 2003. From 1995 to 1997, he was a Policy Advisor in the Prime Minister’s Policy Unit in 10 Downing Street. From 1990 to 2008, he was a Board Director of Williams Lea Group, a private business services company employing about 10,000 people worldwide. He has degrees in economics from Oxford and Harvard Universities. Aged 49.

There are no potential conflicts of interest between any duties to the Company of any of the directors and their private interests or other duties.

RATIO OF EARNINGS TO FIXED CHARGES

Set forth in the table below are the ratios of earnings to fixed charges in accordance with IFRS for the periods indicated.

	Year Ended March 31,
	2012	2011	2010	2009	2008
IFRS	4.3	2.9	2.2	1.6	3.8

The ratio of earnings to fixed charges under IFRS is calculated by dividing (i) profit for the year before taxation plus dividends received from associates and joint ventures less minority interests and income from associates and joint ventures (“earnings”) plus fixed charges by (ii) fixed charges. Fixed charges consist of finance expense and an estimate of the interest within rental expense less interest on pension liabilities. One third of operating lease costs has been used as an estimate of interest within rental expense since that is a reasonable approximation of the interest factor.

USE OF PROCEEDS

We will use the net proceeds from the sale of the debt securities offered for general corporate purposes, unless we state otherwise in a prospectus supplement.

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

This prospectus relates to the debt securities that we may issue from time to time in one or more series. The specific financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement for that series of debt securities. As required by U.S. federal securities law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the indenture. Law Debenture Trust Company of New York will act as the trustee under the indenture.

When we issue a series of debt securities, we will deposit on the same day a global security, which is a special type of indirectly held security, with Law Debenture Trust Company of New York. The global security will represent the entire interest of any series of debt securities. The depositary will hold the global security for the benefit of The Depository Trust Company (“DTC”). The beneficial interests in the debt securities will be traded in DTC’s book-entry settlement system. The relationship between us, the depositary and the beneficial holders of the debt securities is governed by a deposit agreement.

Copies of the indenture and the deposit agreement have been filed as exhibits to the registration statement of which this prospectus is a part and the indenture has been qualified as an indenture under the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

This section summarizes all material terms of the debt securities that are common to all series, unless otherwise indicated in the prospectus supplement relating to a particular series. Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture and the deposit agreement, including some of the terms used in the indenture and the deposit agreement. This summary is also subject to and qualified by reference to the description of the particular terms of your series of debt securities described in the prospectus supplement for your series of debt securities. Whenever we refer to particular sections or defined terms of the indenture or the deposit agreement in this prospectus or a prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

The Indenture and Prospectus Supplements

The indenture provides that:

•	notes, debentures and other debt securities may be issued in separate series at any time, in an unlimited aggregate principal amount;

•	we may specify a maximum aggregate principal amount for debt securities of any series;

•	the debt securities may not have terms and provisions that are inconsistent with the indenture; and

•	unless otherwise specified in the prospectus supplement, the debt securities will be unsecured and unsubordinated obligations, ranking at least equally with all our other unsecured and unsubordinated obligations.

The prospectus supplement that relates to a series of debt securities will specify the following terms of the series:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	whether the debt securities are to be issuable as registered securities or bearer securities, or both, and whether any of the debt securities are to be issuable in global form;

•	the price or prices, expressed as a percentage of the aggregate principal amount of the debt securities, at which the debt securities will be issued;

•	the date or dates on which the debt securities will mature;

•	the rate or rates, which may be fixed or variable, at which the debt securities will bear interest, if any, and the date or dates from which that interest will accrue;

•	the interest payment date or dates on which that interest will be payable and the applicable record date or dates for any interest payment;

•	the place or places where any amounts will be payable;

•	any obligation we may have to redeem or purchase any of the debt securities pursuant to any mandatory or optional sinking fund or analogous provision as well the relevant prices, periods and other terms;

•	the terms for redemption, extension or early repayment, if any, of the debt securities;

•	if other than the entire principal amount, the portion of the debt securities payable upon acceleration of the maturity of the debt securities;

•	our right to defease the debt securities;

•	if not in dollars, the currency or currencies, including composite currencies, of payment of principal of and any premium and interest on the debt securities;

•	if any part or all of the debt securities will be issued as global securities, the depositaries to be used for the global securities, the legends to be placed on the global securities and the circumstances in which a global security may be exchanged for certified (physical) securities;

•	any covenants to which we will be subject with respect to the debt securities;

•	the payment of any additional amounts on the debt securities; and

•	any other terms of the debt securities.

In addition, the prospectus supplement will state whether we will list the debt securities of the series on any stock exchange and, if so, which one(s).

Conversion Rights

The terms under which debt securities of any series may be convertible into ordinary shares or other securities or property will be set out in the applicable prospectus supplement. The terms will include provisions as to whether conversion is mandatory or optional. The terms may include provisions governing the calculation of the number of ordinary shares or other securities or property that a holder of debt securities would receive upon conversion.

Form of Securities; Settlement and Clearance

Unless otherwise specified in the prospectus supplement, debt securities will be:

•	initially represented by one or more global securities in bearer or registered form;

•	issued without coupons attached;

•	issued in a total amount equal to the aggregate principal amount of outstanding debt securities that the global security represents;

•	in denominations that are even multiples of $1,000; and

•	the property of the person in possession of the global security, in the case of a bearer global security, and the property of the person in whose name the global security is registered, in the case of a global security in registered form. Title to a global security in bearer form will pass by delivery.

On the day we issue any series of debt securities, we will deposit one or more global securities representing the series of debt securities with the depositary. The depositary will in turn issue one or more certificateless depositary interests (in the case of global securities in bearer form only) to DTC in The City of New York. DTC will enter the certificateless depositary interests into its book-entry settlement system (in the case of global securities in bearer form only) and issue book-entry interests, which are beneficial interests in the underlying debt securities, to financial institutions, acting as participants in DTC. You will hold your beneficial interests in the debt securities through accounts with these financial institutions. Beneficial interests may only be transferred in the same authorized denominations as the corresponding debt securities. As long as the debt securities are represented by global securities, the interests in the global securities may not be transferred by DTC except as a whole by DTC to its nominee, or by a nominee of DTC to DTC or another of its nominees, or by DTC or its nominee to a successor of DTC or a nominee of such successor.

Institutions that have accounts with DTC or a nominee of DTC, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global securities. DTC keeps records of the ownership and transfer of beneficial interests in the global securities by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global securities by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global securities will be kept. In some jurisdictions, some kinds of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global securities to these types of purchasers.

The depositary or its nominee will be considered the sole owner and holder of the global securities for all purposes. As a result:

•	you cannot get debt securities registered in your name for as long as they are represented by the global securities;

•	you cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in a global security; and

•	you will not be considered to be the owner or holder of a global security or any debt securities represented by a global security for any purpose.

In order to exercise any rights of holders, each person owning a book-entry interest must rely on the procedures of the depositary and DTC. If you are not a participant, you must also rely on the procedures of the participant or other securities intermediary through which you own your interest.

Payments on the global security

Unless otherwise specified in the prospectus supplement, payments will be made through the corporate trust office of Law Debenture Trust Company of New York to the depositary, as the holder of the debt securities. That office is currently located at 400 Madison Avenue, 4th Floor, New York, NY 10017. Our responsibility will be discharged once we have made payment to the depositary. Under the deposit agreement, the depositary will then make payment to DTC. We, the trustee, the depositary and our agents will have no responsibility for the payment records of DTC or any of its participants.

The Deposit Agreement

Redemption

If and when the global securities are redeemed, the depositary will deliver all amounts it receives in respect of the redemption to DTC.

Limitations on Your Ability to Obtain Definitive Securities

The global securities will not be registered in the name of any person other than the depositary or its nominee. You will not receive physical delivery of any securities. The global securities will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	DTC notifies the depositary that it is unwilling, unable or no longer qualified to continue to act as depositary and a successor that is registered under the Exchange Act is not appointed within 120 days;

•	the depositary notifies us and the trustee that it is unwilling or unable to continue to act as depositary and we do not appoint a successor within 120 days;

•	we are subject to a winding-up, and we fail to make a payment on the debt securities when due;

•	an event of default has occurred or is continuing; or

•	at any time we decide that we no longer wish to have all or part of the debt securities represented by a global security.

In those circumstances, DTC will specify in whose names to register any definitive securities issued in exchange for the global securities.

Payment on and Transfer of Definitive Securities

Any definitive securities will be issued in registered form in the same authorized denominations as the debt securities to which they correspond. Payments will be made to the person whose name appears on the register. When payments are made in U.S. dollars, the payments will be made by a check drawn on a bank in New York. You should present definitive securities to any paying or transfer agent for redemption. You may transfer the definitive security by surrendering it at the specified office of the transfer agent, along with any forms or other evidence that the transfer agent requires. For a partial transfer, new definitive securities in permitted denominations can be obtained at the office of the trustee or of any paying or transfer agent. The trustee or the paying or transfer agent will not transfer any definitive security during the 15 days preceding the following dates:

•	the due date for any payment with respect to that debt security; or

•	the date of redemption of that debt security,

To the extent permitted by law, we, the trustee and any of our or its agents may treat the registered holder of any definitive securities as the absolute owner thereof.

Replacement of Definitive Securities

If any definitive security is mutilated, destroyed, stolen or lost, it can be replaced at the specified office of the trustee or any transfer or paying agent. You must pay any expenses that we incur in connection with the replacement. These expenses include any fees due to the trustee or the transfer or paying agent and any reasonable indemnity. Mutilated definitive securities must be surrendered before replacements will be issued.

Reports

The deposit agreement requires the depositary to immediately send to DTC a copy of any communication received that relates to us or to any series of debt securities.

Action by the Depositary

The deposit agreement requires the depositary to exercise any of its rights or powers vested in it by the deposit agreement as requested by DTC. The depositary must be offered satisfactory security or indemnity against the costs, expenses and liabilities that it might incur through compliance with such a request.

Amendment of the Deposit Agreement

The deposit agreement may be amended without the consent of DTC or the owners of book-entry interests in the debt securities under the following circumstances:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to add to the covenants and agreements of either us or the depositary;

•	to assign the depositary’s rights and duties to a qualified successor;

•	to comply with the Securities Act of 1933 (the “Securities Act”), the Exchange Act, the U.S. Investment Company Act of 1940, the Trust Indenture Act, or any other applicable law; and

•	to modify, alter or supplement the deposit agreement in any way that is not adverse to the interests of DTC or the owners of book-entry interests.

Resignation or Removal of Depositary

The depositary may resign at any time, following 60 days’ written notice to us and to DTC. The depositary may be removed at any time with 90 days’ written notice, and under specific circumstances, immediately. Resignation or removal will be effective upon the appointment of a successor depositary.

If we are unable to appoint a successor promptly, DTC or the depositary may petition any court of competent jurisdiction for the appointment of a successor, unless definitive securities have been issued with respect to all outstanding debt securities. We will bear any expense for the petition.

Obligations of the Depositary

The depositary will assume no obligation or liability under the deposit agreement or any agreement with DTC, other than to use good faith and reasonable care. We will indemnify the depositary against specified liabilities that it may incur under the deposit agreement.

Paying Agents

We will maintain one or more paying agents in each place of payment for the debt securities of a particular series. The corporate trust office of the trustee in The City of New York will be the paying agent unless we designate another paying agent for a particular series in the prospectus supplement. At any time, we may designate additional paying agents, rescind the designation of any paying agents, or approve a change in the office through which a paying agent acts. However, we are required to maintain a paying agent in London.

All funds that we pay to a paying agent that remain unclaimed more than two years after the amount has become due and payable will be repaid to us. At that point, any unpaid holder may look directly to us for payment.

Optional Tax Redemption

Unless otherwise indicated in a prospectus supplement, debt securities are not subject to redemption except if we (or our successor) must pay any additional amounts for your series of debt securities because of any changes in U.K. (or our successor’s jurisdiction of incorporation, domicile or residence) tax law that are effective on or after the date on which agreement is reached to issue the first tranche of such series of debt securities (or the date a party incorporated, domiciled or resident in a jurisdiction other than the U.K. becomes our successor).

Before giving notice of the redemption, we must give the trustee an opinion of independent legal counsel of recognized standing stating that we are entitled under the indenture to redeem the debt securities and a certificate with a statement of facts showing that the conditions giving us the right to redeem have occurred.

After the redemption date, if funds for the redemption of the debt securities are made available on the redemption date, the debt securities will stop bearing interest, and the only right of the holders will be to receive payment of the redemption price and all unpaid interest accrued to the date of redemption.

Payment of Additional Amounts

All payments made by us in respect of any debt security will be made without withholding or deduction for any taxes imposed by the United Kingdom, unless they are required by law to be withheld or deducted. If any deduction or withholding is required for any taxes imposed by the United Kingdom, then, subject to the exceptions described below, we will pay you the additional amounts necessary to ensure that the payment to you will not be less than the amount that you would have received in the absence of such withholding or deduction.

However, we will not be required to make any payment of additional amounts to you to the extent any of the following circumstances (or any combination of these circumstances) applies:

•	either you are or a person to whom a payment is made on your behalf is liable for taxes on your debt securities because of some connection with the United Kingdom other than merely holding your debt securities or receiving principal, interest or other amounts on your securities;

•	presentation is required and you present your debt securities for payment more than 30 days after the relevant date on which the payment first becomes due and payable, unless you would have been entitled to additional amounts if you presented your debt securities for payment before the date 30 days after the relevant date;

•	any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge is payable in respect of the debt securities;

•	any tax, duty, assessment or other governmental charge payable other than by withholding or deduction from any payment on the debt securities applies in respect of the debt securities;

•	you are liable for any tax, duty, assessment or other governmental charge because of your failure to comply with our request addressed to you to provide information pursuant to any reporting requirement;

•	you could have presented your debt securities to a different paying agent in a member state of the European Union and avoided any applicable withholding or deduction;

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any law implementing or complying with or introduced in order to conform to such Directive; or

•	you are subject to tax, duty, assessment or other governmental charge because of your request for a definitive security after an event of default.

In addition, we will not make payment of additional amounts to you if you are a fiduciary or partnership or are not the sole beneficial owner of the payment to the extent that no additional amounts would have been payable by us had the payments been made directly to the beneficiary or settlor of such fiduciary or a member of such partnership, or to an owner of a beneficial interest in a debt security.

These provisions will also apply to any taxes or governmental charges imposed by any jurisdiction in which a successor to us is incorporated, domiciled or resident. The prospectus supplement relating to the debt securities may describe additional circumstances in which we would not be required to pay additional amounts.

In certain circumstances, payments made to holders of debt securities may be subject to withholding or deduction for or on account of U.K. tax. These circumstances might include, for example, if payments are made on debt securities issued by us that are not listed on a “recognised stock exchange” for U.K. tax purposes at the time of payment. For more information see the section entitled “Taxation — United Kingdom Taxation — Interest Payments”.

Restrictive Covenants

Unless otherwise specified in the prospectus supplement, the indenture will not contain any covenants restricting our ability to make payments, incur indebtedness, dispose of assets, enter into sale and leaseback transactions, issue and sell capital stock, enter into transactions with affiliates or engage in business other than our present business.

Negative Pledge

So long as any of the notes is outstanding, we will not, and will cause our Subsidiaries not to, directly or indirectly, create, assume or incur or permit to be created, assumed or incurred, any Lien on or with respect to any of our or our Subsidiaries’ assets, whether now or hereafter owned, to secure any present or future Capital Markets Indebtedness issued or guaranteed by us or any other Person without at the same time providing to the notes the same security or such other arrangement (whether or not comprising security) not materially less beneficial to the holders of the notes, as evidenced by an officer’s certificate and an opinion of counsel in accordance with the indenture, or as shall have been approved by an extraordinary resolution of the holders of the notes, as described in the indenture.

“Capital Markets Indebtedness” means any obligation for the payment of borrowed money which is in the form of, or represented or evidenced by, a certificate of indebtedness or in the form of, or represented or evidenced by, bonds, notes or other securities which are, or which we have publicly declared that we intend to have, quoted, listed, dealt in or traded on a stock exchange or other recognized securities market.

“Lien” means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or otherwise), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Person” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Subsidiary” means, for the purpose of this negative pledge covenant only, (i) a corporation more than 50% of the outstanding voting shares of which is owned, directly or indirectly, by us, or by one or more of our other Subsidiaries, or by us and one or more of our other Subsidiaries; (ii) any general partnership, joint venture or similar entity, at least 50% of the outstanding partnership or similar interest of which is owned, directly or indirectly, by us, or by one or more of our other Subsidiaries, or by us and one or more of our other Subsidiaries, and (iii) any limited partnership of which we or any of our other Subsidiary is a general partner.

Change of Control and Put Event

If a Put Event (as defined below) occurs, the holder of each note will have the option (a “Put Option”) (unless prior to the giving of the relevant Put Event Notice (as defined below) we have given notice of redemption under the rights described in the relevant prospectus supplement or described above under “Optional Tax Redemption”) to require us to redeem or, at our option, purchase (or procure the purchase of) that note on the date which is seven days after the expiration of the Put Period (as defined below) (the “Optional Redemption Date”) at 101% of its principal amount (the “Optional Redemption Amount”) together with interest accrued to (but excluding) the Optional Redemption Date.

Promptly upon becoming aware that a Put Event has occurred we shall, and at any time upon the trustee becoming similarly so aware the trustee may, and if so requested by the holders of at least 25% in principal amount of the notes then outstanding or if so directed by an extraordinary resolution of the holders of the notes, shall (subject in each case to the trustee being indemnified and/or secured to its satisfaction), give notice (a “Put Event Notice”) to the holders of the notes specifying the nature of the Put Event and the procedure for exercising the Put Option.

If the note is issued in global form or is issued in definitive form and held through DTC, Euroclear or Clearstream, Luxembourg, to exercise the Put Option the holder of the note must, within the period (the “Put Period”) of 45 days after a Put Event Notice is given, give notice to the paying agent of such exercise in accordance with the standard procedures of DTC, Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by DTC, Euroclear or Clearstream, Luxembourg or any common depositary for them to the paying agent by electronic means) in a form acceptable to DTC, Euroclear and Clearstream, Luxembourg from time to time (an “Exercise Notice”) and, if the note is represented by a global note, at the same time present or procure the presentation of the relevant global note to the paying agent for notation accordingly. The paying agent to which such notice is delivered will issue to the noteholder concerned a non-transferable receipt in respect of the notice received. Payment in respect of any note will be made, if the holder duly specified a bank account in the Exercise Notice to which payment is to be made, on the Optional Redemption Date by transfer to that bank account and, in every other case, on or after the Optional Redemption Date against presentation and surrender or (as the case may be) endorsement of such receipt at the specified office of any paying agent. For the purposes of these terms, receipts issued to holders of notes who give notice of the exercise of the Put Option shall be treated as if they were notes. We shall redeem or purchase (or procure the purchase of) the notes in respect of which the Put Option has been validly exercised in accordance with the provisions described herein on the Optional Redemption Date unless previously redeemed (or purchased) and cancelled.

Any Exercise Notice, once given, shall be irrevocable except where prior to the Optional Redemption Date an Event of Default shall have occurred and the trustee shall have accelerated the notes, in which event such holder, at its option, may elect by notice to us to withdraw the Exercise Notice and instead to treat its notes as being forthwith due and payable pursuant to an Event of Default, as described below under “— Events of Default”.

If 80% or more in principal amount of the notes then outstanding have been redeemed or purchased pursuant to this Put Option, we may, on giving not less than 30 nor more than 60 days’ notice to the holders of notes (such notice being given within 30 days after the Optional Redemption Date), redeem or purchase (or procure the purchase of), at our option, all but not some only of the remaining outstanding notes at their principal amount, together with interest accrued to (but excluding) the date fixed for such redemption or purchase.

If the rating designations employed by any of Moody’s, Fitch or S&P are changed from those which are described in paragraph (ii) of the definition of “Put Event” below, or if a rating is procured from a Substitute Rating Agency, we shall determine the rating designations of Moody’s, Fitch or S&P or such Substitute Rating Agency (as appropriate) as are most equivalent to the prior rating designations of Moody’s, Fitch or S&P and the Put Option shall be construed accordingly.

The trustee is under no obligation to ascertain whether a Put Event or Change of Control or any event which could lead to the occurrence of or could constitute a Put Event or Change of Control has occurred, or to seek any confirmation from any Rating Agency pursuant to the definition of Negative Rating Event below, and, until it shall have actual knowledge or notice pursuant to the indenture to the contrary, the trustee may assume that no Put Event or Change of Control or other such event has occurred.

A “Put Event” means an event which will be deemed to occur if a Change of Control has occurred and

(i)	on the date (the “Relevant Announcement Date”) that is the earlier of (1) the date of the first public announcement of the relevant Change of Control and (2) the date of the earliest Relevant Potential Change of Control Announcement (if any), the notes carry from any Rating Agency (as defined below):

(A)

an investment grade credit rating (Baa3/BBB-, or equivalent, or better) and such rating from any Rating Agency is, within the Change of Control Period, either downgraded to a non-investment grade credit rating (Ba1/BB+, or equivalent, or worse) (a “Non-Investment Grade Rating”) or withdrawn and is not, within the Change of Control Period, subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to an investment grade credit rating by such Rating Agency; or

(B)	a Non-Investment Grade Rating and such rating from any Rating Agency is, within the Change of Control Period, either downgraded by one or more notches (by way of example, Ba1 to Ba2 being one notch) or withdrawn and is not, within the Change of Control Period, subsequently (in the case of a downgrade) upgraded or (in the case of a withdrawal) reinstated to its earlier credit rating or better by such Rating Agency; or

(C)	no credit rating and a Negative Rating Event also occurs within the Change of Control period,

provided that if at the time of the occurrence of the Change of Control the notes carry a credit rating from more than one Rating Agency, at least one of which is investment grade, then sub paragraph (A) will apply; and

(ii)	in making any decision to downgrade or withdraw a credit rating pursuant to paragraphs (A) and (B) above or not to award a credit rating of at least investment grade as described in paragraph (ii) of the definition of Negative Rating Event, the relevant Rating Agency announces publicly or confirms in writing to us or the trustee that such decision(s) resulted, in whole or in part, from the occurrence of the Change of Control or the Relevant Potential Change of Control Announcement:

A “Change of Control” means a change of control in respect of the Company which will be deemed to have occurred if:

•	any person or any persons acting in concert (as defined in the City Code on Takeovers and Mergers), other than a holding company (as defined in Section 1159 of the Companies Act 2006 as amended) whose shareholders are or are to be substantially similar to the pre-existing shareholders of any of our direct or indirect holding companies, shall become interested (within the meaning of Part 22 of the Companies Act 2006) in (A) more than 50% of our issued or allotted ordinary share capital or (B) shares in our capital carrying more than 50% of the voting rights normally exercisable at a general meeting of our shareholders; or

•	any person or any persons acting in concert (as defined in the City Code on Takeovers and Mergers), other than a holding company (as defined in Section 1159 of the Companies Act 2006 as amended) whose shareholders are or are to be substantially similar to the pre-existing shareholders of any of our direct or indirect holding companies, shall become interested (within the meaning of Part 22 of the Companies Act 2006) in (A) more than 50% of the issued or allotted ordinary share capital of any of our direct or indirect holding companies or (B) shares in the capital of any of our direct or indirect holding companies carrying more than 50% of the voting rights normally exercisable at a general meeting of the shareholders of any such direct or indirect holding company;

“Change of Control Period” means the period commencing on the Relevant Announcement Date and ending 90 days after the Change of Control (or such longer period for which the notes are under consideration (such consideration having been announced publicly within the period ending 90 days after the Change of Control) for rating review or, as the case may be, rating by a Rating Agency, such period not to exceed 60 days after the public announcement of such consideration);

A “Negative Rating Event” means an event which shall be deemed to have occurred if at such time as there is no rating assigned to the notes by a Rating Agency (i) BT does not, either prior to, or not later than 21 days after, the occurrence of the Change of Control seek, and thereafter throughout the Change of Control Period use all reasonable endeavors to obtain, a rating of the notes, or any of our other unsecured and unsubordinated debt or (ii) if BT does so seek and use such endeavors, BT is unable to obtain such a rating of at least investment grade by the end of the Change of Control Period;

“Rating Agency” means Moody’s Investors Service, Inc. (“Moody’s), Fitch Ratings Ltd. (“Fitch”) or Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. (“S&P”) or any of their respective successors or any rating agency (a “Substitute Rating Agency”) substituted for any of them by us from time to time; and

“Relevant Potential Change of Control Announcement” means any public announcement or statement by or on our behalf, any actual or potential bidder or any adviser acting on behalf of any actual or potential bidder relating to any potential Change of Control where within 180 days following the date of such announcement or statement, a Change of Control occurs.

Substitution of Obligor

If so requested by us in writing, the trustee shall, without the consent of the holders of the notes, agree to the substitution in place of BT (or any previous substitute under these terms) as the principal debtor under the notes and the indenture of another company, being a successor in business or a holding company (within the meaning of section 1159 of the Companies Act 2006) of BT or a subsidiary of such holding company subject to

•	the notes being unconditionally and irrevocably guaranteed by us;

•	the certification to the trustee by two of our directors that, in our opinion, the substitution will not be materially prejudicial to the interests of the holders of the notes and will not have any adverse effect on the payment in a timely manner of all money payable under the terms of the notes and the indenture;

•	confirmations being received by the trustee from each rating agency which has, at our request, rated the notes that the substitution will not adversely affect the then current rating of the notes;

•	an opinion of independent legal advisors of recognized standing being provided to the trustee as further described in the indenture; and

•	certain other conditions set out in the indenture being complied with.

We may substitute in place of BT (or any previous substitute under these terms) as the principal debtor under the notes and the indenture of another company, being a successor in business or a holding company of BT or a subsidiary of such holding company subject to

•	the notes being unconditionally and irrevocably guaranteed by us;

•	the interests of the holders of the notes will not be materially prejudiced by the substitution;

•	certain other conditions set out in the indenture being complied with.

A person’s assumption of our obligations may be considered to be an exchange of the notes for new debt securities under U.S. federal income tax law. This deemed exchange may result in your recognizing gain or loss for U.S. federal income tax purposes and may have other tax consequences that are adverse to you. You should consult your own tax advisor about the potential tax consequences of an obligor substitution with respect to the notes.

Events of Default

If any one or more of the following events shall occur:

(a) our failure to pay any interest on any debt security of that series when due, continued for 30 days, or our failure to pay principal of or premium, if any, on any debt security of that series when due; or

(b) there is a failure in the performance of any obligation under the debt securities or the indenture other than an obligation to make payment of principal or interest thereunder:

•	which in the opinion of the trustee is incapable of remedy; or

•	which, being in the opinion of the trustee capable of remedy, continues for more than 90 days after written notification requiring such failure to be remedied shall have been given to us by the trustee; or

(c) except for the purpose of a reconstruction or amalgamation the terms of which have previously been approved in writing by the trustee or for the purposes of a consolidation or merger or conveyance, transfer or lease permitted by the terms of the indenture, an order is made (and not discharged or stayed within a period of 90 days) or an effective resolution is passed for our winding-up or an administration order is made in relation to us; or

(d) an administrative or other receiver is appointed of the whole or substantially the whole of our assets and is not removed, paid out or discharged within 90 days or, following such 90 day period, the appointment is not being disputed in good faith; or

(e) we are unable to pay our debts or make a general assignment for the benefit of our creditors; or

(f) any of our loan or other indebtedness for borrowed money (if applicable, translated into sterling), amounting in aggregate to not less than the higher of £25,000,000 and 1% of the Adjusted Share Capital and Reserves (as defined below), becomes due and repayable prematurely by reason of an event of default (however described) or we fail to make any payment in respect thereof on the due date for such payment (as extended by any applicable grace period as originally provided) or the security for any such loan or other indebtedness for borrowed money becomes enforceable and steps are taken to enforce the same or default is made by us in making any payment due (if applicable, translated into sterling), amounting in aggregate to not less than the higher of £25,000,000 and 1% of the Adjusted Share Capital and Reserves, under any guarantee or indemnity given by it in respect of any loan or other indebtedness for borrowed money, the trustee may at its discretion, and if so directed by extraordinary resolution (as defined in the indenture) of the holders of the notes or in writing by the holders of at least 25% in nominal amount of the notes then outstanding shall, (but in the case of (b), (c), (d), (e) and (f) above only if it certifies that such event is, in its opinion, materially prejudicial to the interests of holders of the notes), give notice to us that the debt securities are, and they shall accordingly immediately become, due and repayable each at their early redemption amount, plus accrued interest, if any (calculated as provided in the indenture).

“Adjusted Share Capital and Reserves” means at any time the aggregate of:

•	the amount paid up or credited as paid up on our share capital; and

•	the total of the capital, revaluation and revenue reserves of us and our subsidiaries taken as a whole (the “Group”), including any share premium account, capital redemption reserve and credit balance on the profit and loss account, sums set aside for taxation and amounts attributable to minority interests but deducting any debit balance on the profit and loss account and the cost of any shares of us held in an employee share ownership trust or otherwise held by a member of the Group, all as shown in the then latest audited consolidated balance sheet of the Group prepared in accordance with generally accepted accounting principles in the United Kingdom, but adjusted as may be necessary in respect of any variation in our paid up share capital or share premium account since the date of that balance sheet in the subsidiaries comprising the Group. A certificate of the Company signed by two directors of the Company as to the amount of the Adjusted Share Capital and Reserves as at any specified date may, in the absence of manifest error, be relied upon by the trustee and, if so relied upon, shall be conclusive and binding on us and the holders of the notes.

At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the trustee, the holders of a majority in aggregate principal amount of the debt securities of any series outstanding may, under certain circumstances, rescind and annul such acceleration.

Subject to the indenture, the trustee is under no obligation to exercise any of its rights at your request unless you have offered a reasonable security or indemnity. Subject to the indenture, the holders of a majority of the aggregate principal amount of the debt securities of any series outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to the debt securities of that series.

You will not have the right to institute any proceeding with respect to the indenture or the debt securities of any series, other than proceedings for the payment of overdue principal, interest or other amounts due, unless:

•	you give prior written notice to the trustee, pursuant to the indenture of a continuing event of default with respect to the debt securities of that series;

•	the holders of at least 25% in aggregate principal amount of the debt securities of that series make a written request, and offer reasonable indemnity, to the trustee to institute proceedings;

•	the trustee does not receive an inconsistent request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series; and

•	the trustee fails to institute the proceeding within a reasonable period.

This limitation does not apply to a suit by a holder for the enforcement of a payment on or after the due date for such payment.

We promise in the indenture to file a certificate with the trustee each year, regarding:

•	our performance of certain of our obligations under the indenture; and

•	the absence of defaults (if there are none) or the specific defaults that exist as well as their nature and status.

Defeasance and Discharge

The prospectus supplement will state if any defeasance provision will apply to the debt securities.

The indenture provides that, if applicable, we will be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the deposit with the trustee, in trust,

•	(1) in the case of debt securities denominated in U.S. dollars, U.S. money in an amount, or U.S. Government Obligations (which through the payment of interest and principal in respect of the debt securities in accordance with their terms will provide U.S. money in an amount), or a combination of the debt securities (provided, however, that in the case of debt securities of any series issued in whole or in part in bearer form, not more than 50% (determined with respect to both value and income) of the deposited collateral shall consist of U.S. Government Obligations); or

•	(2) in the case of debt securities of such series denominated in a foreign currency (other than a composite currency), money in the foreign currency in an amount or foreign government securities in the same foreign currency (which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in the foreign currency in an amount), or a combination of the debt securities, sufficient, in case of both (1) and (2), in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay the principal of and premium, if any, each

•	installment of interest, if any, on, and any mandatory sinking fund payments or analogous payments with respect to, the debt securities of such series on the payment date or other payment date of such payments in accordance with the terms of the. indenture and the debt securities of such series. Such a trust may only be established if, among other things,

•	we have delivered to the trustee an opinion of counsel to the effect that (and, in the case of debt securities being discharged, such opinion shall state that (i) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that) holders of the debt securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, and

•	we have delivered to the trustee an opinion of counsel (who may be an employee of ours or our counsel) to the effect that the debt securities of such series, if then listed on the New York Stock Exchange, will not be delisted as a result of such deposit, defeasance and discharge.

Modification and Waiver

Generally, to modify or amend the indenture or the terms and conditions of the debt securities and to receive a waiver of future compliance or past defaults we need the consent of the holders of a 66 2⁄3% majority in aggregate principal amount of the outstanding debt securities affected by the modification, amendment or waiver. The following actions, however, may only be taken with the consent of the holder of each debt security affected:

•	a change in the due date for payment of the principal of, or any installment of principal of or interest on, any debt security;

•	a reduction in the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security;

•	a change in our obligation to pay additional amounts, except as otherwise permitted by the indenture;

•	a reduction in the amount of principal of an original issue discount security payable upon acceleration of the payment date of the debt securities;

•	a change in the coin or currency in which any debt security or any premium or interest on the debt securities is payable;

•	an impairment of the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	a reduction in the percentage in principal amount of debt securities outstanding of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	a reduction in the requirements contained in the indenture for quorum or voting;

•	a change in our obligation to maintain an office or agency in the places and for the purposes required by the indenture;

•	any change that modifies or affects in any manner adverse to the interests of the holders of such debt securities our obligations regarding the due and punctual payment of the principal of the debt securities, and premium, if any, and interest, if any, on the debt securities or the sinking fund or analogous payments, if any, with respect to such debt securities; or

•	to modify any of the above provisions.

The holders of at least two-thirds in aggregate principal amount of the debt securities outstanding of each series may, on behalf of all holders of debt securities of that series, waive, insofar as that series is concerned, our compliance with any covenant or condition with respect to the debt securities of that series under the indenture. The holders of not less than a majority in aggregate principal amount of the debt securities outstanding of each series may, on behalf of all holders of debt securities of that series, waive any past default under the indenture with respect to debt securities of that series, except a default:

•	in the payment of the principal of, premium, if any, or interest, if any, on any debt security of such series; or

•	in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each debt security outstanding of such series affected.

Replacement of Debt Securities

We will replace any mutilated debt security at the expense of the holder upon surrender of such debt security to the trustee. We will replace debt securities that are destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the debt security or evidence of the destruction, loss or theft of the debt securities satisfactory to us and the trustee. In the case of a destroyed, lost or stolen debt security, an indemnity satisfactory to us and the trustee and that may be required at the expense of the holder of such debt security before a replacement debt security will be issued.

Consent to Service

In the indenture we designate BT Americas Inc. as our authorized agent for service of process in any legal action or proceeding arising out of or relating to the indenture or the debt securities brought in any U.S. federal or State court in the Borough of Manhattan, The City of New York, New York and irrevocably submit to the non-exclusive jurisdiction of such courts.

Governing Law

The debt securities and the indenture are governed by the laws of the State of New York. Any action arising out of the indenture or any of the debt securities may be brought in any state or federal court in the Borough of Manhattan, The City of New York. We will irrevocably submit to the non-exclusive jurisdiction of any of these courts in any such actions and we will appoint an authorized agent upon which you may serve process.

The Trustee

The trustee for the debt securities is Law Debenture Trust Company of New York.

If an event of default occurs, or if an event occurs which would become an event of default after notice or the passage of time, and if the trustee has a conflicting interest with respect to the debt securities according to the Trust Indenture Act, then the trustee may be required to resign unless the trustee can eliminate the conflicting interest. In that case, we would be required to appoint a successor trustee.

CLEARANCE AND SETTLEMENT

General

Debt securities we issue may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by DTC in the United States, Clearstream Banking, société anonyme in Luxembourg (“Clearstream, Luxembourg”) and Euroclear SA/NV (“Euroclear”) in Brussels, Belgium. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for registered securities in global form will be made in U.S. dollars, these procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

Cross-market transfers of securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities. Investors in securities that are issued outside of the United States, its territories and possessions must initially hold their interests through Euroclear, Clearstream, Luxembourg or the clearance system that is described in the applicable prospectus supplement.

The policies of DTC, Clearstream, Luxembourg, and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

DTC, Clearstream, Luxembourg, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time.

As used in this section, any reference to securities also refers to book-entry securities issued in respect of securities in bearer form.

The Clearing Systems

DTC

DTC has advised us as follows:

•	DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking corporation” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg

Clearstream, Luxembourg has advised us as follows:

•	Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier).

•	Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.

•	Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.

•	Clearstream, Luxembourg’s customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.

•	Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

Euroclear

Euroclear has advised us as follows:

•	Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire et Financiére et des Assurances) and the National Bank of Belgium (Banque Nationale de Belgique).

•	Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.

•	Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.

•	Euroclear customers include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other professional financial intermediaries.

•	Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have relationships with Euroclear customers.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

Other Clearing Systems

We may choose any other clearing system for a particular series of debt securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

Primary Distribution

The distribution of debt securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for debt securities will be made on a delivery versus payment or free delivery basis. These payment procedures will be more fully described in the applicable prospectus supplement.

Clearance and settlement procedures may vary from one series of debt securities to another according to the currency that is chosen for the specific series of debt securities. Customary clearance and settlement procedures are described below.

We will submit applications to the relevant system or systems for the debt securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the applicable prospectus supplement.

Clearance and Settlement Procedures — DTC

DTC participants that hold securities through DTC on behalf of investors will follow the settlement practices applicable to U.S. corporate debt obligations in DTC’s Same-Day Funds Settlement System.

Debt securities will be credited to the securities custody accounts of these DTC participants against payment in the same-day funds, for payments in U.S. dollars, on the settlement date. For payments in a currency other than U.S. dollars, securities will be credited free of payment on the settlement date.

Clearance and Settlement Procedures — Euroclear and Clearstream, Luxembourg

We understand that investors that hold their securities through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form.

Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream, Luxembourg participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

Secondary Market Trading

Trading between DTC Participants

We understand that secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to U.S. corporate debt obligations in DTC’s Same-Day Funds Settlement System.

If payment is made in U.S. dollars, settlement will be in same-day funds. If payment is made in a currency other than U.S. dollars, settlement will be free of payment. If payment is made other than in U.S. dollars, separate payment arrangements outside of the DTC system must be made between the DTC participants involved.

Trading between Euroclear and/or Clearstream, Luxembourg Participants

We understand that secondary market trading between Euroclear and/or Clearstream, Luxembourg participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

Trading between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

A purchaser of debt securities that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream, Luxembourg at least one business day prior to settlement. The instructions will provide for the transfer of the securities from the selling DTC participant’s account to the account of the purchasing Euroclear or Clearstream, Luxembourg participant. Euroclear or Clearstream, Luxembourg, as the case may be, will then instruct the common depositary for Euroclear and Clearstream, Luxembourg to receive the debt securities either against payment or free of payment.

The beneficial interests in the debt securities will be credited to the respective clearing system. The clearing system will then credit the account of the participant, following its usual procedures. Credit for the debt securities will appear on the next day, European time. Cash debit will be back-valued to, and the interest on the debt securities will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended date, the Euroclear or Clearstream, Luxembourg cash debit will be valued as of the actual settlement date instead.

Euroclear participants or Clearstream, Luxembourg participants will need the funds necessary to process same-day funds settlement. The most direct means of doing this is to preposition funds for settlement, either from cash or from existing lines of credit, as for any settlement occurring within Euroclear or Clearstream, Luxembourg. Under this approach, participants may take on credit exposure to Euroclear or Clearstream, Luxembourg until the securities are credited to their accounts one business day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to them, participants can choose not to preposition funds and will allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream, Luxembourg participants purchasing debt securities would incur overdraft charges for one business day, (assuming they cleared the overdraft as soon as the debt securities were credited to their accounts). However, interest on the debt securities would accrue from the value date. Therefore, in many cases, the investment income on debt securities that is earned during that one business day period may substantially reduce or offset the amount of the overdraft charges. This result will, however, depend on each participant’s particular cost of funds.

Because the settlement will take place during New York business hours, DTC participants will use their usual procedures to deliver debt securities to the depositary on behalf of Euroclear participants or Clearstream, Luxembourg participants. The sale proceeds will be available to the DTC seller on the settlement date. For the DTC participants, then, a cross-market transaction will settle no differently than a trade between two DTC participants.

Special Timing Considerations

You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving debt securities through Clearstream, Luxembourg and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream, Luxembourg and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the debt securities, or to receive or make a payment or delivery of debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream, Luxembourg or Euroclear is used.

TAXATION

United Kingdom Taxation

The comments below are of a general nature, are based on current U.K. tax law and published practice of the United Kingdom HM Revenue & Customs (“HMRC”) and are not intended to be exhaustive. They are not tax advice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any person other than the holder of the debt securities. They relate only to the position of persons who are resident outside of the United Kingdom for tax purposes (and not resident or, in the case of individuals, ordinarily resident in the United Kingdom for U.K. tax purposes) and who are the absolute beneficial owners of their debt securities and may not apply to certain classes of persons such as dealers or certain professional investors.

Please consult your own tax advisor concerning the consequences of owning the offered securities in your particular circumstances.

Interest Payments

References to “interest” in this section mean interest as understood in U.K. tax law. The statements do not take account of any different definitions of interest that may prevail under any other law or which may be created by the terms and conditions of the debt securities or any related documentation. If debt securities are issued with a redemption premium, then any such premium may constitute interest for U.K. tax purposes and so be treated in the manner described below.

Payments of interest on debt securities will not be subject to withholding or deduction for or on account of U.K. taxation so long as the debt securities are and continue to be listed on a “recognised stock exchange” within the meaning of Section 1005 of the U.K. Income Tax Act 2007. The London Stock Exchange is a “recognised stock exchange” for these purposes. Debt securities will be treated as listed on the London Stock Exchange if they are included in the Official List by the United Kingdom Listing Authority and are admitted to trading on the London Stock Exchange. The New York Stock Exchange will be a “recognised stock exchange” for these purposes provided that it continues to be registered with the Securities and Exchange Commission of the United States as a national securities exchange. Debt securities will be treated as listed on the New York Stock Exchange if they are both admitted to trading on the New York Stock Exchange and are officially listed in the United States in accordance with provisions corresponding to those generally applicable in countries in the European Economic Area.

In all other cases, payments of interest will generally be made under deduction of income tax at the basic rate (which is currently 20%) subject to the availability of other reliefs. Certain holders of debt securities who are U.S. residents may be entitled to receive payments free of deductions for or on account of U.K. tax under the double taxation treaty between the United Kingdom and the United States and may therefore be able to obtain a direction to that effect from HMRC. Holders of debt securities who are resident in other jurisdictions may also be able to receive payment free of deductions or subject to a lower rate of deduction under an appropriate double taxation treaty and may be able to obtain a direction from HMRC to that effect.

However, such a direction will, in either case, only be issued on prior application to HMRC by the holder in question. If such a direction is not in place at the time a payment of interest is made, the person making the payment will be required to withhold tax, although a holder of debt securities resident in a jurisdiction outside of the United Kingdom who is entitled to relief may be able to subsequently claim the amount withheld from HMRC.

Payments of interest on the debt securities will have a U.K. source and accordingly may be chargeable to U.K. tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to U.K. tax in the hands of holders of the debt securities who are not resident in the United Kingdom, except where:

(i) in the case of corporate holders, such persons carry on a trade in the United Kingdom through a U.K. permanent establishment; or

(ii) in the case of other holders, such persons carry on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency, in connection with which the interest is received or to which the debt securities are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the U.K. permanent establishment or branch or agency.

In the event that payments of interest on debt securities are subject to withholding or deduction for on account of U.K. taxation (for example, as a result of a failure to maintain a listing on a “recognised stock exchange”) then the provisions referred to in “Description of Debt Securities We May Offer — Payment of Additional Amounts” may apply so that the net amount received by the holders after such reduction will not be less than the amount the holders would have received in the absence of such withholding or deduction.

Holders of the debt securities should note that the provisions relating to additional amounts referred to in “Description of Debt Securities We May Offer — Payment of Additional Amounts” would not apply if HMRC sought to assess directly the person entitled to the relevant interest to U.K. tax. However exemption from, or reduction of, such U.K. tax liability might be available under an applicable double taxation treaty.

Provision of Information

Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of another person who is an individual or a partnership containing individuals or (ii) paying amounts due on redemption of the debt securities which constitute deeply discounted securities as defined in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receiving such amounts on behalf of another person who is an individual or a partnership containing individuals may be required to provide certain information to HMRC regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. However, in relation to amounts payable on redemption of such debt securities HMRC practice indicates that HMRC will not exercise its power to obtain information where such amounts are paid or received on or before April 5, 2013.

Optional Tax Redemption

In the earlier section entitled “Description of Debt Securities We May Offer — Optional Tax Redemption” we set out certain situations in which we may redeem debt securities. Any relevant changes in U.K. tax law after the date of this base prospectus but before the date of an applicable prospectus supplement will be described in that prospectus supplement.

Disposal (including Redemption)

Generally, a holder of debt securities who is neither resident nor, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes will not be liable for U.K. taxation in respect of a disposal of a debt security, or in respect of any gain accrued in respect of a debt security or any change in the value of a debt security.

This may not, however, be the case if:

(i) in the case of corporate holders, such persons carry on a trade in the United Kingdom through a U.K. permanent establishment; or

(ii) in the case of other holders, such persons carry on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency in connection with which the interest is received or to which the debt securities are attributable.

Inheritance Tax

A holder of debt securities who is an individual domiciled outside the United Kingdom (and not deemed to be domiciled in the United Kingdom) will generally not be liable for U.K. inheritance tax in respect of his holding of debt securities. However, there may be a liability for U.K. inheritance tax if a register of debt securities which are registered securities is maintained in the United Kingdom or if debt securities which are bearer securities are held in the United Kingdom. In that case, exemption from any U.K. inheritance tax liability may be available for holders of debt securities who are domiciled in the United States under the U.S.-U.K. double tax convention relating to estate and gift taxes.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No U.K. stamp duty or SDRT will normally be payable on the issue of debt securities into a clearing system provided, in the case of registered debt securities, that such debt securities do not carry:

(i) a right of conversion into shares or other securities or to the acquisition of shares or other securities (including securities of the same description);

(ii) a right to interest, the amount of which exceeds a reasonable commercial return on the nominal amount of the capital;

(iii) a right to interest, the amount of which is or was determined to any extent by reference to the results of, or of any part of, a business or to the value of any property; or

(iv) a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of loan capital listed on the Official List of the London Stock Exchange.

No U.K. stamp duty or SDRT will generally be payable on dealings in debt securities within a clearing system where such dealings are effected in electronic book entry form and not by written instrument of transfer, except where the clearing system has elected to apply an alternative system of charge and the debt securities are registered debt securities carrying any of the rights mentioned in (i) to (iv) above.

The U.K. stamp duty and SDRT treatment of debt securities will depend upon their particular terms and conditions and upon the circumstances relevant to their issue. The applicable prospectus supplement for any debt securities will summarize any stamp duty and SDRT treatment which differs from the position described above.

European Union Directive on the Taxation of Savings Income

The Council of the European Union has adopted Council Directive 2003/48/EC (the “Savings Directive”) regarding the taxation of savings income. Pursuant to the Savings Directive, Member States of the European Union are required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to or for the benefit of an individual or to certain other persons in that other Member State, except that Luxembourg and Austria will (unless they elect otherwise) instead operate a withholding system for a transitional period in relation to such payments. Under such a withholding system, they are required to allow the recipient of the interest payment to request that no tax be withheld if the recipient complies with certain provision of information procedures. The rate of withholding is 35%.

The transition period will terminate at the end of the first full fiscal year following agreement on exchange of information procedures relating to interest and other similar income reached between the European Union and certain non-EU states.

A number of non-EU countries, and certain dependent or associated territories of certain EU Member States, have adopted similar measures (either provision of information or transitional withholding). The European Union has proposed certain amendments to the Savings Directive, which may, if implemented, amend or broaden the scope of the requirements described above.

United States Federal Income Taxation

The following discussion is a summary under present law of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of debt securities by a U.S. Holder (as defined below). This summary does not address the material U.S. federal income tax consequences of every type of debt security which may be issued under this base prospectus, and the relevant prospectus supplement will contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to a particular issue of debt securities as appropriate. This summary deals only with purchasers of debt securities that are U.S. Holders that use the U.S. dollar as their functional currency and that will hold the debt securities as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of debt securities by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special rules, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark-to-market, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations or investors that will hold debt securities as part of straddles or hedging, conversion or other integrated transactions for U.S. federal income tax purposes. Moreover, this summary deals only with debt securities with a term of 30 years or less. The U.S. federal income tax consequences of owning debt securities with a longer term, if any, will be discussed in the applicable prospectus supplement.

THE STATEMENTS OF U.S. FEDERAL INCOME TAX LAW IN THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE DEBT SECURITIES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

As used herein, the term “U.S. Holder” means a beneficial owner of debt securities that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other business entity treated as a corporation) created or organized under the laws of the United States or its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

The U.S. federal income tax treatment of a partner in a partnership (or other business entity treated as a partnership) that holds debt securities will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisor concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of debt securities by the partnership.

Securities in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to United States persons, except in certain transactions permitted by U.S. tax regulations. A United States person who holds a bearer debt security (or any receipt, coupon or talon appertaining thereto) generally will not be allowed to deduct any loss realized on the sale, exchange or redemption of such bearer debt security, receipt, coupon or talon and any gain (which might otherwise be characterized as capital gain) recognized on such sale, exchange or redemption generally will be treated as ordinary income. Additional restrictions on the marketing and distribution of securities in bearer form may apply. The relevant prospectus supplement relating to a particular series may contain additional disclosure concerning these issues.

Interest

Except as discussed below under “— Original Issue Discount — General”, “— Short-Term Debt Securities” and “— Contingent Payment Debt Securities”, interest on a debt security, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a “foreign currency”), will be includible in the income of a U.S. Holder as ordinary income at the time it is received or accrued according to such U.S. Holder’s regular method of accounting for tax purposes.

Interest on Variable Interest Rate Debt Securities (as defined below) will generally accrue at a hypothetical fixed rate equal to the rate at which the Variable Interest Rate Debt Securities bore interest on their issue date. The amount of interest actually recognized for any accrual period will increase (or decrease) if the interest actually paid during the period is more (or less) than the amount accrued at the hypothetical rate. U.S. Holders of Variable Interest Rate Debt Securities, therefore, generally will recognize income for each period equal to the amount paid during that period.

Interest paid on, and original issue discount, if any, accrued with respect to, the debt securities generally will constitute income from sources outside the United States. Prospective purchasers should consult their tax advisors concerning the applicability of the foreign tax credit and source of income rules to income attributable to the debt securities.

Interest Denominated in Foreign Currency

A cash basis U.S. Holder receiving interest denominated in a foreign currency must include a U.S. dollar amount in income based on the spot exchange rate on the date of receipt whether or not the payment is converted to U.S. dollars at that time. An accrual basis U.S. Holder (or a cash basis U.S. Holder in the case of interest, such as original issue discount, that must be accrued prior to receipt) receiving interest denominated in a foreign currency must include in income a U.S. dollar amount based on the average exchange rate during the accrual period (or, if an accrual period spans two taxable years, the partial period within each taxable year). Upon receipt of an interest payment in a foreign currency, U.S. Holders that have accrued interest will recognize exchange gain or loss equal to the difference, if any, between the U.S. dollar amount of interest previously accrued and the U.S. dollar value of the foreign currency received determined at the spot exchange rate on the date of receipt. Such exchange gain or loss will be U.S. source ordinary income or loss and generally will not be considered additional interest income or expense.

An accrual basis U.S. Holder may elect to translate accrued interest into U.S. dollars at the spot exchange rate on the last day of the accrual period (or, if an accrual period spans two taxable years, at the exchange rate on the last day of the first taxable year for the interest accrued through that date). If accrued interest actually is received within five business days of the last day of the accrual period (or the taxable year, in the case of a partial accrual period), an electing accrual basis U.S. Holder instead may translate the accrued interest at the spot exchange rate on the date of actual receipt for purposes of translating accrued interest income into U.S. dollars (in which case no exchange gain or loss will be taken into account upon receipt). Any currency translation elections will apply to all debt instruments that the electing U.S. Holder holds or acquires as of the beginning of that taxable year. A U.S. Holder may not revoke this election without the consent of the U.S. Internal Revenue Service (the “IRS”).

For purposes of this discussion, the “spot exchange rate” generally means a rate that reflects a fair market rate of exchange available to the public for currency under a “spot contract” in a free market and involving representative amounts. A “spot contract” is a contract to buy or sell a currency other than the U.S. dollar on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the IRS has the authority to determine the spot rate. The “average rate” for an accrual period (or partial period) is the average of the spot exchange rates for each business day of such period or other average exchange rate for the period reasonably derived and consistently applied by a U.S. Holder.

Original Issue Discount

General

A debt security, other than a debt security with a term of one year or less (a “Short-Term Debt Security”), will be treated as issued with original issue discount (“OID”) (a “Discount Debt Security”) if the excess of the debt security’s “stated redemption price at maturity” over its “issue price” is equal to or more than a de minimis amount (0.25% of the debt security’s stated redemption price at maturity multiplied by the number of complete years to its maturity). An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an “instalment obligation”) will be treated as a Discount Debt Security if the excess of the debt security’s stated redemption price at maturity over its issue price is at least 0.25% of the debt security’s stated redemption price at maturity multiplied by the weighted average maturity of the debt security. A debt security’s weighted average maturity is the sum of the following amounts determined for each payment on a debt security (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the debt security’s stated redemption price at maturity. Generally, the “issue price” of a debt security will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The “stated redemption price at maturity” of a debt security is the total of all payments provided by the debt security that are not payments of “qualified stated interest”. Generally, “qualified stated interest” is stated interest on a debt security that is payable unconditionally in cash or property (other than additional debt instruments of the Company) at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods), or at a variable rate (in the circumstances described below under “— Variable Interest Rate Debt Securities”), that appropriately takes into account the length of the interval between stated interest payments. Solely for the purposes of determining whether a debt security is issued with OID, the Company will be deemed to exercise any call option that has the effect of decreasing the yield on the debt security, and a U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the debt security.

U.S. Holders of Discount Debt Securities must include OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Debt Securities. The amount of OID includible in income by a U.S. Holder of a Discount Debt Security is the sum of the daily portions of OID with respect to the Discount Debt Security for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Debt Security (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a debt security may be of any length selected by the U.S. Holder and may vary in length over the term of the debt security as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the debt security occurs on either the first day or the final day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Debt Security’s adjusted issue price at the beginning of the accrual period and the Discount Debt Security’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the debt security allocable to the accrual period. The “adjusted issue price” of a Discount Debt Security at the beginning of any accrual period is the issue price of the debt security increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the debt security that were not qualified stated interest payments. The “yield to maturity” of a security is the discount rate that causes the present value of all payments on the security as of its original issue date to equal the issue price of such security.

A debt security whose stated redemption price at maturity exceeds its issue price by less than 0.25% of such debt security’s stated redemption price at maturity multiplied by the number of complete years to maturity (or, in the case of an instalment obligation, its weighted average maturity) will be treated as issued with “de minimis OID”. U.S. Holders of debt securities issued with de minimis OID that do not make the election described below under “— Election to Treat All Interest as Original Issue Discount” will generally include this de minimis OID in income, as capital gain, on a pro rata basis as principal payments are made on the Note.

OID Denominated in Foreign Currency

OID for each accrual period on a Discount Debt Security that is denominated in, or determined by reference to, a foreign currency, will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. Holder, as described above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the debt security or a sale of the debt security), a U.S. Holder may recognize U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. dollars.

Acquisition Premium

A U.S. Holder that purchases a Discount Debt Security for an amount less than or equal to the sum of all amounts payable on the debt security after the purchase date, other than payments of qualified stated interest, but in excess of its adjusted issue price (any such excess being “acquisition premium”) and that does not make the election described below under “— Election to Treat All Interest as Original Issue Discount”, is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the debt security immediately after its purchase over the debt security’s adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the debt security after the purchase date, other than payments of qualified stated interest, over the debt security’s adjusted issue price.

Acquisition premium on a debt security that is denominated in, or determined by reference to, a foreign currency, will be computed in units of the foreign currency, and any such acquisition premium that is taken into account currently will reduce interest income in units of the foreign currency. On the date acquisition premium offsets interest income, a U.S. Holder may recognize U.S. source exchange gain or loss (taxable as ordinary income or loss) measured by the difference between the spot rate in effect on that date, and on the date the debt securities were acquired by the U.S. Holder.

Election to Treat All Interest as Original Issue Discount

A U.S. Holder may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under “— Original Issue Discount — General”, with certain modifications. For purposes of this election, interest includes stated interest, OID, de minimis OID, market discount and de minimis market discount (described below under “— Market Discount”) and unstated interest, as adjusted by any amortizable bond premium (described below under “— Debt Securities Purchased at a Premium”) or acquisition premium. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. If the election to apply the constant-yield method to all interest on a debt security is made with respect to a Market Discount Debt Security (as defined below), the electing U.S. Holder will be treated as having made the election discussed below under “— Market Discount” to include market discount in income currently over the life of all debt instruments with market discount held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisors concerning the propriety and consequences of this election.

Variable Interest Rate Debt Securities

A debt security that provides for stated interest at a variable rate (a “Variable Interest Rate Debt Security”) generally will be treated as bearing qualified stated interest if (a) the debt security’s issue price does not exceed the total non-contingent principal payments due on the debt security by more than a specified de minimis amount, (b) the debt security provides for stated interest, paid or compounded at least annually, at (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate, and (c) the debt security does not provide for any principal payments that are contingent (other than as described in (a) above).

A “qualified floating rate” is any variable rate where variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Interest Rate Debt Security is denominated. A fixed multiple of a qualified floating rate will constitute a qualified floating rate only if the multiple is greater than 0.65 but not more than 1.35. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Interest Rate Debt Security (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Interest Rate Debt Security’s issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate unless the cap or floor is fixed throughout the term of the debt security.

An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based on objective financial or economic information (e.g., one or more qualified floating rates or the yield of actively traded personal property). A rate will not qualify as an objective rate if it is based on information that is within the control of the Company (or a related party) or that is unique to the circumstances of the Company (or a related party), such as dividends, profits or the value of the Company’s stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the Company). Other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Interest Rate Debt Security will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Interest Rate Debt Security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Interest Rate Debt Security’s term. A “qualified inverse floating rate” is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. If a Variable Interest Rate Debt Security provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period and if the variable rate on the Variable Interest Rate Debt Security’s issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a “current value” of that rate. A “current value” of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A Variable Interest Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof will generally not be treated as having been issued with OID unless the Variable Interest Rate Debt Security is issued at a “true” discount (i.e., at a price below the debt security’s stated principal amount) in excess of a specified de minimis amount. OID on a Variable Interest Rate Debt Security arising from “true” discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Debt Security.

In general, any other Variable Interest Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof will be converted into an “equivalent” fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Variable Interest Rate Debt Security. Such a Variable Interest Rate Debt Security must be converted into an “equivalent” fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Interest Rate Debt Security with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Interest Rate Debt Security’s issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Interest Rate Debt Security is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Debt Security. In the case of a Variable Interest Rate Debt Security that qualifies as a “variable rate debt instrument” and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Interest Rate debt security provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Interest Rate Debt Security as of the Variable Interest Rate Debt Security’s issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Interest Rate Debt Security is converted into an “equivalent” fixed rate debt instrument in the manner described above.

Once the Variable Interest Rate Debt Security is converted into an “equivalent” fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the “equivalent” fixed rate debt instrument by applying the general OID rules to the “equivalent” fixed rate debt instrument and a U.S. Holder of the Variable Interest Rate Debt Security will account for the OID and qualified stated interest as if the U.S. Holder held the “equivalent” fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that these amounts differ from the actual amount of interest accrued or paid on the Variable Interest Rate Debt Security during the accrual period.

If a Variable Interest Rate Debt Security, such as a debt security the payments on which are determined by reference to an index, does not qualify as a “variable rate debt instrument”, then the Variable Interest Rate Debt Security generally will be treated as a contingent payment debt security as described below in “— Contingent Payment Debt Securities”.

Short-Term Debt Securities

In general, an individual or other cash basis U.S. Holder of a Short-Term Debt Security is not required to accrue OID (as specially defined below for the purposes of this paragraph) for U.S. federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis U.S. Holders and certain other U.S. Holders are required to accrue OID on Short-Term Debt Securities on a straight-line basis or, if the U.S. Holder so elects, under the constant-yield method (based on daily compounding). In the case of a U.S. Holder not required and not electing to include OID in income currently, any gain realized on the sale or retirement of the Short-Term Debt Security will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. U.S. Holders who are not required and do not elect to accrue OID on Short-Term Debt Securities will be required to defer deductions for interest on borrowings allocable to Short-Term Debt Securities in an amount not exceeding the deferred income until the deferred income is realized.

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Debt Security are included in the Short-Term Debt Security’s stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Debt Security as if the Short-Term Debt Security had been originally issued to the U.S. Holder at the U.S. Holder’s purchase price for the Short-Term Debt Security. This election shall apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Contingent Payment Debt Securities

A debt security may provide for one or more contingent payments (a “Contingent Payment Debt Security”). Special rules govern the tax treatment of Contingent Payment Debt Securities. These rules generally require a U.S. Holder to treat all interest as OID and to accrue OID at a rate equal to the comparable yield on a non-contingent, fixed rate debt instrument of the issuer with similar terms and conditions and a projected payment schedule, including projected contingent payments, that provides such comparable yield. The amount of OID will then be allocated on a rateable basis to each day in the period that the U.S. Holder holds the Contingent Payment Debt Security. If the actual payments made on a Contingent Payment Debt Security in a year differ from the projected payments, U.S. Holders will recognize additional interest income or ordinary loss (after offsetting and reducing OID for such periods). U.S. Holders therefore might be required to recognize income greater or less than the interest and other cash payments on the Contingent Payment Debt Security.

Debt securities denominated in a single foreign currency are not treated as having OID under the rules applicable to Contingent Payment Debt Securities merely by reason of the contingent U.S. dollar values of payments. U.S. Holders of Contingent Payment Debt Security denominated in a single foreign currency generally are required to accrue interest at a comparable yield in units of foreign currency and translate OID into U.S. dollars in accordance with the rules for accrual basis taxpayers. Special rules apply to the conversion of adjustments.

Gain on the sale or other disposition of a Contingent Payment Debt Security generally will be treated as ordinary income from sources outside of the United States. Loss will be treated as ordinary loss to the extent of prior net interest inclusions and capital loss to the extent of any excess. Loss generally would be treated as arising from U.S. sources.

Fungible Issue

The Company may, without the consent of the Holders of outstanding debt securities, issue additional debt securities with identical terms. These additional debt securities, even if they are treated for non-tax purposes as part of the same series as the original debt securities, in some cases may be treated as a separate series for U.S. federal income tax purposes. In general, additional debt securities will be treated as part of the same issue as an initial offering of debt securities for such purposes only if the additional debt securities are (i) issued within six months of the earlier issue of debt securities when the yield on the additional debt securities is no more than 110% of their original yield or (ii) issued at no more than a de minimis discount from par. A discount is de minimis if it is less than 0.25% multiplied by the number of complete years remaining to the maturity of the additional debt securities.

In such a case, the additional debt securities may be considered to have been issued with OID even if the original debt securities were issued without OID, or the additional debt securities may have a greater amount of OID than the original debt securities. These differences may affect the market value of the original debt securities if the additional debt securities are not otherwise distinguishable from the original debt securities.

Market Discount

A debt security, other than a Short-Term Debt Security, generally will be treated as purchased at a market discount (a “Market Discount Debt Security”) if the debt security’s stated redemption price at maturity or, in the case of a Discount Debt Security, the debt security’s “revised issue price”, exceeds the amount for which the U.S. Holder purchased the debt security by at least 0.25% of the debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity (or, in the case of a debt security that is an instalment obligation, the debt security’s weighted average maturity). If this excess is not sufficient to cause the debt security to be a Market Discount Debt Security, then the excess constitutes “de minimis market discount”. For this purpose, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and decreased by the amount of any payments previously made on the debt security that were not qualified stated interest payments.

Under current law, any gain recognized on the maturity or disposition of a Market Discount Debt Security (including any payment on a debt security that is not qualified stated interest) will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the debt security. Alternatively, a U.S. Holder of a Market Discount Debt Security may elect to include market discount in income currently over the life of the debt security. This election will apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS. A U.S. Holder of a Market Discount Debt Security that does not elect to include market discount in income currently will generally be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Debt Security that is in excess of the interest and OID on the debt security includible in the U.S. Holder’s income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the Market Discount Debt Security was held by the U.S. Holder.

Under current law, market discount will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the Market Discount Debt Security with respect to which it is made and is irrevocable.

Market discount on a debt security that is denominated in, or determined by reference to, a foreign currency, will be accrued in the foreign currency. If the U.S. Holder elects to include market discount in income currently, the accrued market discount will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the U.S. Holder’s taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognize U.S. source exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognize, upon the disposition or maturity of the debt security, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Debt Securities Purchased at a Premium

A U.S. Holder that purchases a debt security for an amount in excess of its principal amount, or for a Discount Debt Security, its stated redemption price at maturity, may elect to treat the excess as “amortizable bond premium”, in which case the amount required to be included in the U.S. Holder’s income each year with respect to interest on the debt security will be reduced by the amount of amortizable bond premium allocable

(based on the debt security’s yield to maturity) to that year. Any election to amortize bond premium shall apply to all bonds (other than debt securities the interest on which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. See also “— Original Issue Discount — Election to Treat All Interest as Original Issue Discount” above.

Bond premium (including acquisition premium) on a debt security that is denominated in, or determined by reference to, a foreign currency, will be computed in units of the foreign currency, and any such bond premium that is taken into account currently will reduce interest income in units of the foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognize U.S. source exchange gain or loss (taxable as ordinary income or loss) measured by the difference between the spot rate in effect on that date, and on the date the debt securities were acquired by the U.S. Holder. If a U.S. Holder does not elect to take bond premium (other than acquisition premium) into account currently, any bond premium will be taken into account in determining the overall gain or loss on the debt security and any loss realized on the sale, exchange or retirement of a debt security with amortizable bond premium that is denominated in, or determined by reference to, a foreign currency, will be a capital loss to the extent of the bond premium.

Purchase, Sale and Retirement of Debt Securities

A U.S. Holder’s tax basis in a debt security will generally be its cost, increased by the amount of any OID or market discount included in the U.S. Holder’s income with respect to the debt security and the amount, if any, of income attributable to de minimis OID and de minimis market discount included in the U.S. Holder’s income with respect to the debt security, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortizable bond premium applied to reduce interest on the debt security.

A U.S. Holder will generally recognize gain or loss on the sale or retirement of a debt security equal to the difference between the amount realized on the sale or retirement and the tax basis of the debt security. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Except to the extent described above under “— Original Issue Discount — Market Discount” or “— Original Issue Discount — Short Term Debt Securities” or attributable to changes in exchange rates (as discussed below), gain or loss recognized on the sale or retirement of a debt security will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the debt securities exceeds one year. Gain or loss realized by a U.S. Holder on the sale or retirement of a debt security generally will be U.S. source.

A U.S. Holder’s tax basis in a debt security that is denominated in a foreign currency will be determined by reference to the U.S. dollar cost of the debt security. The U.S. dollar cost of a debt security purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of debt securities traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects). The amount realized on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of this amount on the date of sale or retirement, or the settlement date for the sale, in the case of debt securities traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects). Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

A U.S. Holder will recognize U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the sale or retirement of a debt security equal to the difference, if any, between the U.S. dollar values of the U.S. Holder’s purchase price for the debt security (or, if less, the principal amount of the debt security) (i) on the date of sale or retirement and (ii) on the date on which the U.S. Holder acquired the debt security. Any such exchange rate gain or loss will be realized only to the extent of total gain or loss realized on the sale or retirement (including any exchange gain or loss with respect to the receipt of accrued but unpaid interest).

Disposition of Foreign Currency

Foreign currency received as interest on a debt security or on the sale or retirement of a debt security will have a tax basis equal to its U.S. dollar value at the time the foreign currency is received. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase debt securities or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Backup Withholding and Information Reporting

In general, payments of interest (including OID, if any), principal, premium, and the proceeds from a sale, redemption or other disposition of the debt securities that are made within the United States or by or through a U.S. paying agent or certain other U.S. related financial intermediaries may be reported to the IRS unless the U.S. Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding tax generally will apply to amounts subject to reporting if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. A Holder can claim a credit against U.S. federal income tax liability for amounts withheld under the backup withholding rules, and it can claim a refund of amounts in excess of its liability by providing required information to the IRS. Prospective investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

In addition, U.S. Holders holding debt securities in an account maintained by a “foreign financial institution” may be required to report information with respect to their investment in the debt securities to the IRS. U.S. Holders who fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding information reporting requirements and backup withholding rules with respect to their investment in the debt securities.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE DEBT SECURITIES.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus through agents, underwriters or dealers, or directly to one or more purchasers. In addition, third parties may sell securities under the registration statement for their own account.

The prospectus supplement relating to any offering will identify or describe:

•	any underwriter, dealers or agents;

•	their compensation;

•	the net proceeds to us;

•	the purchase price of the securities;

•	the initial public offering price of the securities; and

•	any exchange on which the securities will be listed.

Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases of securities during the term of their appointment to sell securities on a continuing basis.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Underwriters

If we use underwriters for the sale of securities, they will acquire securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the applicable prospectus supplement, various conditions will apply to the underwriters’ obligation to purchase securities, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of such securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Dealers

If we use dealers in the sale, unless we otherwise indicate in the applicable prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

Direct Sales

We may also sell securities directly without using agents, underwriters, or dealers.

Securities Act of 1933; Indemnification

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive from us and any profit on their resale of securities may be treated as underwriting discounts and commissions under the Securities Act. Agreements that we will enter into with underwriters, dealers or agents may entitle them to indemnification by us against various civil liabilities. These include liabilities under the Securities Act. The agreements may also entitle them to contribution for payments which they may be required to make as a result of these liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Stabilization

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. These may include over-allotment, stabilization, syndicate short covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by the dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would be otherwise. These transactions, if commenced, may be continued by the persons participating in the offering at any time.

Market Making

In the event that we do not list securities of any type or series on a U.S. national securities exchange, various broker-dealers may make a market in the securities, but will have no obligation to do so, and may discontinue any market making at any time without notice. Consequently, it may be the case that no broker-dealer will make a market in securities of any series or that the liquidity of the trading market for the securities will be limited.

LEGAL MATTERS

The validity of the debt securities will be passed upon for us by Freshfields Bruckhaus Deringer LLP or any other law firm named in the applicable prospectus supplement as to certain matters of English and New York law. The validity of the debt securities will be passed upon for any underwriters or agents by Cleary Gottlieb Steen & Hamilton LLP or any other law firm named in the applicable prospectus supplement as to certain matters of New York law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended March 31, 2012 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH, United Kingdom.

BRITISH TELECOMMUNICATIONS PUBLIC LIMITED COMPANY

$                     % Senior Notes due 2017

$                     % Senior Notes due 2019

PROSPECTUS SUPPLEMENT

                    , 2014

Barclays

BNP PARIBAS

Citigroup

Lloyds Securities

Société Générale Corporate & Investment Banking